Exhibit 2.1

MEMBERSHIP INTEREST PURCHASE AGREEMENT

By and Among

UCG HOLDINGS LIMITED PARTNERSHIP

(“SELLER”)

AND

IHS GLOBAL INC. (“BUYER”)

FOR THE

Purchase of the Membership Interests of

OIL PRICE INFORMATION SERVICE, LLC (“COMPANY”)

Dated as of January 8, 2016

(Continued)

(Continued)

(Continued)

EXHIBITS

Exhibit A	Transition Services Agreement
Exhibit B	Closing Statement Materials

MEMBERSHIP INTEREST PURCHASE AGREEMENT

This MEMBERSHIP INTEREST PURCHASE AGREEMENT (this “Agreement”), dated as of January 8, 2016 is between UCG Holdings Limited Partnership, a Maryland limited partnership (the “Seller”) and IHS Global Inc., a Delaware corporation (the “Buyer”).

WHEREAS, Seller is the lawful owner of all of the issued and outstanding limited liability company membership interests (the “Company Interests”) of Oil Price Information Service, LLC, a Maryland limited liability company (the “Company”); and

WHEREAS, Seller desires to sell, and Buyer desires to purchase, the Company Interests on the terms and subject to the conditions set forth herein;

WHEREAS, concurrently with the sale of the Company Interests, Seller is entering into a Transition Services Agreement with the Company, subject to Section 6.13, in the form attached hereto as Exhibit A (the “Transition Services Agreement”), pursuant to which Seller will provide certain transition services to the Company following the Closing.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements hereinafter contained, and intending to be legally bound hereby, the parties hereby agree as follows:

ARTICLE I - DEFINITIONS

1.1 Certain Definitions.

For purposes of this Agreement, the following terms shall have the meanings specified in this Section 1.1:

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Bonus Plans” means the Oil Price Information Service, LLC 2014 Bonus Plan and the Oil Price Information Service, LLC 2015 Bonus Plan.

“Business” means, the Company’s and any of the Company Subsidiaries’ provision of pricing data, benchmarks, news, analytics, information, conferences and software relating to the institutional global refined petroleum markets. Business shall specifically exclude the businesses operated by the Excluded Subsidiaries.

“Business Day” means any day of the year on which national banking institutions in the State of New York are open to the public for conducting business and are not required or authorized to close.

“Change in Control Payments” means any severance, change of control, bonus, noncompetition, retention, stay put or similar payments (including without limitation pursuant to the arrangements listed on Schedule 4.15(e) and Schedule 4.15(i) and under the Bonus Plans) payable to any Persons, including without limitation Employees and other current or former service providers of the Company and the Company Subsidiaries, in connection with or as a result of the execution of this Agreement or the other agreements contemplated hereby or the consummation of the transactions contemplated hereby and thereby, together with all employment or payroll Taxes with respect to such payments.

“Closing Indebtedness” means all Indebtedness as of immediately prior to the Closing.

“Closing Working Capital Target” means Nine Million Two Hundred Twenty Three Thousand Six Hundred Fifteen Dollars ($9,223,615).

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company Subsidiaries” means, collectively, Axxis Software, LLC, a Maryland limited liability company, Oil Price Information Service-Asia Pte, Ltd., a Singapore private company limited by shares, PointLogic Energy, LLC, a Maryland limited liability company, NAVX, S.A.S a simplified joint stock company organized under the laws of France, and OPISNAVX Content Factory SRL, a limited liability company organized under the laws of Romania.

“Consulting Services Agreement” means the Consulting Services Agreement dated March 1, 2013 by and between GasBuddy/OpenStore, LLC and Tundra Development Limited (f/k/a GB Internet Solutions Inc.).

“Contract” means any contract, indenture, note, bond, lease, license, commitment, instrument or other agreement to which the Company or any Company Subsidiary is a party, by which it or its assets (excluding the ownership interests in the Excluded Subsidiaries) are bound or which is related to the Business or the assets of the Company (excluding the ownership interests in the Excluded Subsidiaries) or any Company Subsidiary.

“Current Assets” means those current assets of the Company and the Company Subsidiaries identified on Exhibit B, on a consolidated basis, as determined in accordance with GAAP (except as modified as set forth on Exhibit B).

“Current Liabilities” means those current liabilities of the Company and the Company Subsidiaries identified on Exhibit B, on a consolidated basis, as determined in accordance with GAAP (except as modified as set forth on Exhibit B); provided, however, Current Liabilities shall not include any Closing Indebtedness or any Deferred Revenue.

“Deferred Revenue” means deferred subscription revenue or other deferred revenues which are comprised of payments made or to be made by the Company’s or any Company Subsidiary’s customers for goods and services where such goods or services are to be delivered or provided after the Closing.

“Environmental Law” means any Law or other legal requirement in effect on or prior to the Closing relating to the protection of the environment, natural resources or wildlife or discharges of Hazardous Materials.

“Escrow Agent” means SunTrust Bank, or if SunTrust Bank is unable or unwilling to serve as escrow agent under the Escrow Agreement, such other financial institution that is mutually acceptable to Buyer and Seller.

“Escrow Agreement” means the escrow agreement to be entered into at Closing by the Buyer, Seller and the Escrow Agent in customary form as mutually agreed by Buyer, Seller and the Escrow Agent.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Subsidiaries” means, together, GasBuddy/OpenStore, LLC, a Maryland limited liability company, and GB Internet Solutions, LLC, a Maryland limited liability company.

“Fundamental Buyer Representations” means the representations and warranties made by Seller in Sections 5.1, 5.2 and 5.5 below.

“Fundamental Documents” means the documents by which any Person (other than an individual) established its legal existence or which govern its internal affairs. For example, the (“Fundamental Documents”) of (i) a Maryland limited liability company would be its articles of organization and operating agreement, or (ii) a Delaware corporation would be its certificate of incorporation and bylaws.

“Fundamental Seller Representations” means the representations and warranties made by Seller in Sections 4.1, 4.2, 4.3, 4.4, 4.5(a)(i), 4.9(b) and 4.23 below.

“GAAP” means United States generally accepted accounting principles.

“GasBuddy Marketing Agreement” means the form used by GasBuddy/OpenStore, LLC for Internet Advertising for Media Buys and the related Insertion Orders attached hereto as Schedule 1.1(a) to be entered into at Closing between Buyer and GasBuddy/OpenStore, LLC pursuant to which Seller will cause GasBuddy/OpenStore, LLC to provide mobile app banner display advertising on a once-a-month basis for Buyer’s or its Affiliates’ Carfax and Car Proof businesses, at no cost to Buyer or any of its Affiliates for a period of two (2) years from the Closing Date. With the written consent of both Buyer and Seller, the GasBuddy Marketing Agreement may be revised prior to Closing to contain additional terms that are mutually agreeable to Buyer and Seller provided however that such revision to the GasBuddy Marketing Agreement shall not be a condition to Closing.

“OPIS Guarantee” means the “Guarantee of Oil Price Information Service, LLC” dated March 1, 2013 executed and delivered by the Company.

“Governmental Body” means any government or governmental or regulatory entity, or political subdivision thereof, whether federal, regional, state, local, foreign, or supranational, or any agency, instrumentality or authority, department, commission, board or bureau thereof, or any court or arbitrator (public or private) or similar judicial body.

“Hazardous Material” means any substance, material or waste that is regulated, classified, or otherwise characterized as hazardous, dangerous or toxic under or pursuant to, or for which liability standards have been provided under, any Environmental Law, including all hazardous substances, oils, pollutants or contaminants as those terms are defined in the Natural Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. §300.5.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means with respect to the Company or any of the Company Subsidiaries, as of any particular time, any obligations, liabilities or amounts owed, including the principal amount, plus any related accrued and unpaid interest, fees and prepayment premiums or penalties (including those that arise as a result of a change of control), breakage costs, expenses and similar charges, (a) in respect of all indebtedness for borrowed money (including the current portion thereof), (b) evidenced by any note, bond, debenture, other similar instrument or other debt security, (c) under capitalized leases that are capitalized in accordance with GAAP, (d) under any letters of credit, performance bonds, bankers acceptances, sureties or similar obligations, but only to the extent drawn, (e) relating to interest rate protection, swap agreements, collar agreements or similar instruments entered into for the purpose of limiting or managing interest rate or commodity price risks, (f) relating to the deferred or accrued but unpaid purchase price of property, plant or equipment or services other than trade payables in the ordinary course of business, and (g) all obligations, liabilities or amounts owed of the type described in any of clauses (a) through (f) above or by other Persons to the extent the Company or any of the Company Subsidiaries is responsible or liable, as obligor, guarantor, surety or otherwise, including any guarantee of such obligations. Indebtedness shall include the NAVX Retained Amount.

“Intellectual Property” means any and all intellectual property rights or similar proprietary rights in the U.S. and in any foreign jurisdictions, including all (a) patents, patent applications, and statutory invention registrations including all provisionals, nonprovisionals, divisions, continuations, continuations-in-part, reissues, extensions, reexaminations and the equivalents of any of the foregoing in any jurisdiction, (b) trademarks and service marks (in each case, whether registered or non-registered) and registrations and applications for registrations thereof, (c) registered copyrights, copyright applications and non-registered copyrights, (d) trade names, logos, Internet domain names, Internet and World Wide Web URLs or addresses, logos, trade dress, (e) trade secrets, know-how, and other proprietary and confidential information, (f) proprietary data and database rights, and (g) rights in software.

“Interests” means the equity ownership interests, or any other equity securities, in the Company, or as applicable, in a Company Subsidiary.

“IRS” means the Internal Revenue Service.

“Knowledge of Buyer” means the actual knowledge of the officers of Buyer after reasonable inquiry.

“Knowledge of Seller” means the actual knowledge of those Persons identified on Schedule 1.1(b) after reasonable inquiry.

“Law” means any law (including common law), statute, code, ordinance, rule or regulation of any Governmental Body.

“Legal Proceeding” means any judicial, administrative, investigative or arbitral actions, claims, investigations, demands, complaints, charges, suits, or proceedings (public or private) by or before a Governmental Body.

“Licensed Intellectual Property” means all Intellectual Property owned by a third party and licensed or sublicensed to the Company or any Company Subsidiary or for which the Company or any Company Subsidiary has obtained a covenant not to be sued.

“Lien” means with respect to any property or assets, any lien, encumbrance, pledge, mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal, preemptive right, subscription right, voting right, put, call or redemption right, easement or right of use, servitude, right of way, conditional sales contract, encroachment, restrictive covenants, transfer restriction or similar right or encumbrance under applicable Law.

“Material Adverse Effect” means any change, event, occurrence, development, circumstance or effect that is or would reasonably be expected, individually or in the aggregate (i) to be materially adverse to the Business, results of operations, assets or financial condition of the Company and the Company Subsidiaries, taken as a whole, or (ii) to prevent, materially impair or delay the ability of Seller to consummate the transactions as contemplated by this Agreement other than, in the case of clause (i) of this definition, a change, event, occurrence, development, circumstance or effect to the extent resulting from an Excluded Matter. An “Excluded Matter” means any one or more of the following: (a) the effect of any change in the United States or foreign economies or securities or capital or financial markets in general; (b) the effect of any change that generally affects any industry in which the Company operates; (c) the effect of any change arising in connection with earthquakes, hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway as of the date hereof; (d) any actions taken by Seller or the Company at the written request of Buyer or its Affiliates; (e) the effect of any changes in applicable Laws or accounting rules; (f) any effect resulting from the public announcement of this Agreement or (g) any action required to be taken by Buyer or Seller by this Agreement, provided that any change, event, occurrence, development, circumstance or effect resulting from any of the matters set forth in the foregoing clauses (a), (b), (c) or (e) may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect to the extent such change, event, occasion, development, circumstance or effect has a disproportionate effect on the Company or the Company Subsidiaries relative to other participants in the industry in which the Company or the Company Subsidiaries operate. It is understood and agreed that the foregoing paragraphs (f) and (g) shall not apply with respect to the representations or warranties set forth in Sections 4.5, 4.15(e) and the final sentence of Section 4.21.

“NAVX Purchase Agreement” means that certain Securities Purchase Agreement, dated March 17, 2015, among United Communications Group, Inc. (an Affiliate of Seller), Kreos Capital III (UK) Limited, Jean Cherbonnier, Florent Boutellier and the other sellers named therein.

“NAVX Retained Amount” has the meaning set forth in Section 6.19.

“Order” means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award of a Governmental Body.

“Ordinary Course of Business” means the ordinary and usual course of business of the Company, including as conducted through the Company Subsidiaries, consistent with its past practice(s).

“Owned Intellectual Property” means all Intellectual Property owned by the Company or any Company Subsidiary, including the Company Intellectual Property.

“Permits” means any approvals, authorizations, registrations, consents, licenses, franchises, permits, certificates or other similar authorizations from a Governmental Body.

“Permitted Exceptions” means (a) all defects, exceptions, restrictions, easements, rights of way and encumbrances disclosed in policies of title insurance; (b) Liens for current Taxes, assessments or other governmental charges not yet delinquent; (c) mechanics’, carriers’, workers’, repairers’ and similar Liens arising or incurred in the Ordinary Course of Business or that are being contested by the Company in good faith (and for which adequate accruals or reserves have been established on the Most Recent Balance Sheet in accordance with GAAP); (d) zoning, entitlement and other similar land use regulations by any Governmental Body; (e) title of a lessor under a capital or operating lease; (f) Liens that will be released prior to or as of the Closing; (g) Liens arising under this Agreement; and (h) Liens created by or through Buyer.

“Person” means any individual, corporation, partnership, firm, joint venture, limited liability company, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity.

“Straddle Period” means any taxable period that begins before or on the Closing Date and ends after the Closing Date.

“Subsidiary” of any Person means any other Person of which a majority of the outstanding voting securities or other voting equity interests, or a majority of any other interests having the power to direct or cause the direction of the management and policies of such other Person, are owned, directly or indirectly, by such first Person.

“Swap Agreement” means, collectively, that certain Swap Transaction between SunTrust Bank and the Company executed on November 4, 2011, and that certain Swap Transaction between SunTrust Bank and the Company executed on October 10, 2013, in each case which are subject to the ISDA Master Agreement between SunTrust Bank and the Company dated November 1, 2011.

“Tangible Personal Property” means all furniture, fixtures, equipment, computer hardware, construction in progress and other tangible assets owned or leased by the Company or any of the Company Subsidiaries or otherwise held for use in connection with the conduct of the Business, the Company or any of the Company Subsidiaries. For the avoidance of doubt, such tangible assets do not include those assets set forth on Schedule 1.1(c), which are assets owned or leased by Seller and used to support the Business.

“Taxes” means (a) all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments pertaining to the Company, the Company Subsidiaries and their respective assets and operations, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, alternative, environmental, inventory, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property (real or personal) and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever, (b) all interest, penalties, fines, additions to Tax or additional amounts imposed by any taxing authority in connection with any item described in clause (a) of this definition.

“Tax Return” means all returns, declarations, reports, estimates, information returns and statements required to be filed by the Company or any of the Company Subsidiaries in respect of any Taxes.

“Transaction Costs” means all fees and expenses incurred by or on behalf of the Seller, the Company or any Company Subsidiary in connection with this Agreement, the other agreements contemplated hereby or the transactions contemplated hereby or thereby and the Company sale process leading to the transaction contemplated hereby, (in each case whether billed prior to, at or, after Closing) including: (i) fees, expenses and other amounts payable to financial advisors, financial sponsors, legal counsel, and other advisors; (ii) fees, costs and expenses associated with obtaining consents on behalf of Seller, the Company or any Company Subsidiary, including any assignment, change in control or similar fees, in connection with the execution of this Agreement, the other agreements contemplated hereby or the consummation of the transactions contemplated hereby and thereby; (iii) all Change in Control Payments, in each case, if and to the extent unpaid at the Closing; (iv) the President and CEO’s Term Bonus (as such term is defined in the Employment Agreement between the President and CEO and the Company), as disclosed in Schedule 4.7; (v) any matching payments required to be made to Employees for calendar year 2015 under Seller’s 401(k) savings plan that remain outstanding as of Closing; and (vi) all employee performance bonuses for calendar year 2015 earned by any

Employee that remain outstanding as of Closing, and (vii) all sales commissions for calendar year 2015 owed to any Company Employee (or any other individual) that remain outstanding as of Closing.

“Working Capital” shall mean, as of immediately prior to the Closing, the positive or negative difference between (i) the sum of the Current Assets as of such date and (ii) the sum of the Current Liabilities as of such date.

1.2 Terms Defined Elsewhere in this Agreement.

For purposes of this Agreement, the following terms have meanings set forth in the sections indicated:

Term	Section

Agreement	Preamble
Allocation	2.6(a)
Allocation Schedule	2.6(a)
Antitrust Division	6.4(a)
Antitrust Laws	6.4(b)
Audited Financial Statements	6.18
Balance Sheet	4.6
Balance Sheet Date	4.6
Base Purchase Price	2.2(a)
Benefit Plans	4.15(a)
Bonus Plans	6.8(b)
Buyer	Preamble
Buyer Documents	5.2
Buyer’s Allocation Notice	2.6(a)
Buyer Sublease Agreement	6.9(a)
Cap	11.5(b)
Closing	Article III
Closing Date	Article III
Closing Payment	2.2(a)
Closing Working Capital Excess	2.5(a)
Closing Working Capital Shortfall	2.5(a)
Company	Recitals
Company Employees	6.8(a)
Company Intellectual Property	4.12(a)
Company Interests	Recitals
Company Software	4.12(a)
Company Subsidiaries Interests	4.4(b)
Confidentiality Agreement	6.6
Counsel	12.6
Deductible	11.5(b)
De Minimis Amount	11.5(b)
Disclosure Schedules	Article IV

Term	Section

Dispute Notice	2.5(c)
Dispute Notification Period	2.5(c)
Employee	4.15(a)
ERISA	4.15(a)
Escrow Account	2.2(b)
Escrow Amount	2.2(b)
Escrow Release Date	2.3
Estimated Closing Indebtedness	2.4
Estimated Closing Working Capital	2.4
Estimated Closing Working Capital Excess	2.4
Estimated Closing Working Capital Shortfall	2.4
Estimated Transaction Costs	2.4
Estimated Closing Statement	2.4
Final Closing Working Capital	2.5(a)
Final Closing Statement	2.5(a)
Financial Statements	4.6
FTC	6.4(a)
Fulfillment Value	2.6(b)
Illustrative Closing Statement	2.4
Indemnified Party	11.4(a)
Indemnifying Party	11.4(a)
Independent Accounting Firm	2.5(c)
Insurance Policies	4.24
Interested Parties	4.25
Interim Financial Statements	4.6
IT Systems	4.19(a)
Leased Premises	4.22(b)
Leases	4.22(b)
Lender Related Parties	12.14
Liabilities	4.7
Loss	11.2
Material Contract(s)	4.13(a)
Material Tangible Personal Property	4.11(a)
Most Recent Balance Sheet	4.6
Most Recent Balance Sheet Date	4.6
Negative Adjustment Amount	2.5(d)
Open Source License	4.12(f)
Open Source Materials	4.12(f)
Positive Adjustment Amount	2.5(e)
Purchase Price	2.2(a)
Required Consents	4.5(b)
Seller	Preamble
Seller Documents	4.3
Seller’s Allocation	2.6(a)

Term	Section

Seller Sublease Agreement	6.9(b)
Statement	6.12(c)
Third Party Claim	11.4(b)
Transition Services Agreement	Recitals
Warranty or Warranties	11.1
Year-End Financial Statements	4.6

ARTICLE II - PURCHASE AND SALE OF COMPANY INTERESTS

2.1 Purchase and Sale.

At the Closing, Seller hereby agrees to sell, assign, transfer, convey and deliver to Buyer, and Buyer hereby agrees to purchase and accept from Seller all of Seller’s rights, title and interest in the Company Interests, free and clear of all Liens (other than transfer restrictions under applicable securities laws, if any), on the terms and subject to the conditions set forth in this Agreement.

2.2 Purchase Price.

(a) The Company Interests will be sold to Buyer for a total purchase price of Six Hundred and Fifty Million Dollars ($650,000,000) (the “Base Purchase Price”), adjusted as follows (i) increased by the amount of the Closing Working Capital Excess, if any; (ii) decreased by the amount of the Closing Working Capital Shortfall, if any; (iii) decreased by the amount of Closing Indebtedness, if any; and (iv) decreased by the amount of the Transaction Costs (the “Purchase Price”), in each case as finally determined in accordance with Section 2.5. The term (“Closing Payment”) means the Base Purchase Price, adjusted as follows: (i) increased by the amount of the Estimated Closing Working Capital Excess, if any; (ii) decreased by the amount of the Estimated Closing Working Capital Shortfall, if any; (iii) decreased by the amount of the Estimated Closing Indebtedness, if any; and (iv) decreased by the amount of the Estimated Transaction Costs.

(b) At the Closing, Buyer shall:

(i) remit from the Closing Payment, Thirty Five Million Dollars ($35,000,000) (the “Escrow Amount”) to the Escrow Agent by wire transfer of immediately available funds to an escrow account (the “Escrow Account”) to be established with the Escrow Agent, and to be held by the Escrow Agent, pursuant to the terms of the Escrow Agreement;

(ii) pay the Estimated Transaction Costs;

(iii) pay any unpaid Closing Indebtedness (other than items falling within paragraphs (c) and (f) of the definition of Indebtedness and the NAVX Retained Amount);

(iv) pay the balance of the Closing Payment after giving effect to the payment in clause (i), to Seller by wire transfer of immediately available funds to the account of the Seller designated by Seller prior to Closing; and

(v) deliver all other agreements, documents, instruments, or certificates required to be delivered by Buyer at or prior to the Closing pursuant to Section 9 below.

(c) At the Closing, Seller and the Company, as applicable, shall deliver to Buyer:

(i) if the Company Interests are certificated, the certificate representing the Company Interests duly endorsed or accompanied by membership interest powers duly executed in blank and otherwise in form acceptable for transfer on the books of the Company; and

(ii) all other agreements, documents, instruments, or certificates required to be delivered by the Seller or the Company at or prior to the Closing pursuant to Section 9 below.

2.3 Escrow.

The Escrow Amount shall be used, in accordance with the terms of this Agreement and the Escrow Agreement, to pay any post-Closing purchase price adjustment pursuant to Section 2.5 or, subject to Section 11.5(g), to pay indemnity obligations of Seller in accordance with Article XI. Subject to the terms of this Agreement and the Escrow Agreement, on the date falling twelve (12) months following the Closing Date (the “Escrow Release Date”), the Escrow Agent shall release to Seller an amount equal to the Escrow Amount plus all earnings on such Escrow Amount, less (i) the amount of any payments made from the Escrow Account in accordance with Section 2.5(d), (ii) the aggregate amounts of any indemnification obligations of Seller previously paid out of the Escrow Amount or resolved but remaining unpaid and (iii) the amount of any other indemnification claims against Seller notified by Buyer to Seller in accordance with Section 11.4(a) prior to the Escrow Release Date. Any release of the Escrow Amount shall be subject to the terms and conditions of this Agreement and the Escrow Agreement.

2.4 Purchase Price Adjustment Estimate

At least four (4) Business Days prior to the Closing, the Seller shall cause to be prepared and delivered to Buyer a statement, in the form of the Illustrative Closing Statement contained within Exhibit B (the “Illustrative Closing Statement”), certified by the President of the Company (the “Estimated Closing Statement”), setting forth, in good faith (i) an estimate of the Working Capital (such estimate, the “Estimated Closing Working Capital”), (ii) the amount by which the Estimated Closing Working Capital is greater than the Closing Working Capital Target, if at all (the “Estimated Closing Working Capital Excess”), or the absolute amount by which the Estimated Closing Working Capital is less than the Closing Working Capital Target, if at all (the “Estimated Closing Working Capital Shortfall”), (iii) an estimate of the Closing Indebtedness (the “Estimated Closing Indebtedness”), (iv) an estimate of the Transaction Costs (the “Estimated Transaction Costs”) and (v) the calculation of the Closing Payment.

2.5 Final Purchase Price Adjustment

(a) Within sixty (60) days after the Closing, Buyer shall cause to be prepared and delivered to Seller a statement, in the form of the Illustrative Closing Statement (the “Final Closing Statement”), setting forth (i) the actual Working Capital ( the “Final Closing Working Capital”), (ii) the amount by which the Final Closing Working Capital is greater than the Closing Working Capital Target, if at all (the “Closing Working Capital Excess”) or the absolute amount by which the Final Closing Working Capital is less than the Closing Working Capital Target (the “Closing Working Capital Shortfall”), (iv) the actual Closing Indebtedness, (iii) the actual Transaction Costs, and (iv) Buyer’s calculation of the Purchase Price.

(b) During the thirty (30) calendar day period following delivery of the Final Closing Statement to Seller, Buyer will allow Seller’s designated representatives reasonable access to such books, records, work papers, employees, and accountants of the Company used in or who have information used in calculating the amounts set forth in the Final Closing Statement as Seller may reasonably request (including by electronic means, to the extent available), and shall provide such other cooperation in connection with its review of the Final Closing Statement as reasonably requested by Seller.

(c) If Seller disagrees with Buyer’s calculation of the Final Closing Statement (or any component thereof) or any line item of the Final Closing Statement, in each case solely on the basis that such amounts were not calculated or prepared in accordance with the requirements of this Agreement or on the basis of arithmetic errors, Seller shall, within thirty (30) days following receipt by Seller of the Final Closing Statement, deliver written notice (a “Dispute Notice”) to Buyer of any such dispute (such thirty (30) calendar day period, the “Dispute Notification Period”). Such Dispute Notice shall specify in detail those calculations and/or amounts that Seller disputes, the specific bases of its disputes and its proposed calculation of each such amount. If Seller does not notify Buyer of a dispute with respect to the Final Closing Statement within such Dispute Notification Period, the Final Closing Statement (and the matters contained therein, including the Purchase Price) will be final, conclusive, and binding on the Parties. All items set forth on the Final Closing Statement that are not identified on the Dispute Notice as being in dispute will be final conclusive and binding on the Parties. In the event of such notification of a dispute, Buyer and Seller shall negotiate in good faith to resolve such dispute. If Buyer and Seller fail to resolve any such dispute within fifteen (15) calendar days after Seller notified Buyer of its dispute, then Buyer and Seller jointly shall engage PricewaterhouseCoopers, or another independent certified public accountants of internationally recognized standing acceptable to Buyer and Seller (the “Independent Accounting Firm”) to resolve such dispute. The Independent Accounting Firm shall make all determinations (acting as an expert, not as an arbitrator) in accordance the requirements of this Agreement (including the definitions), shall make a determination of only those items remaining in dispute between Buyer and Seller within thirty (30) calendar days of having the items referred to it pursuant to such procedures as it may require. In resolving any such dispute, the Independent Accounting Firm shall only be permitted or authorized to determine an amount that is the same as or between the values asserted by the Buyer and Seller with respect to the applicable item in dispute. All costs, fees, and expenses of the Independent Accounting Firm shall be allocated between Seller and Buyer in the same proportion that the aggregate amount of the disputed items so submitted to the Independent Accounting Firm that is unsuccessfully disputed by each such party (as finally determined by the Independent Accounting Firm) bears to the total amount of such disputed items so submitted. The determination by the Independent Accounting Firm of any disputed items submitted by Buyer and Seller for resolution shall be final and binding on the Parties and non-appealable.

(d) If the Purchase Price as finally determined in accordance with this Section 2.5 is less than the Closing Payment (the absolute amount of such shortfall, the “Negative Adjustment Amount”), Buyer shall be entitled to be paid the Negative Adjustment Amount from the Escrow Amount (and Seller and Buyer shall execute and deliver a joint written instruction to the Escrow Agent instructing that an amount equal to the Negative Adjustment Amount be released from the Escrow Account to the Buyer). If the Negative Adjustment Amount exceeds the Escrow Amount, Seller shall pay or cause to be paid to Buyer within five (5) Business days of the date on which the Purchase Price and the Final Closing Statement is finally determined such excess, to an account designated in writing by Buyer to Seller upon at least two (2) calendar days’ notice.

(e) If the Purchase Price as finally determined in accordance with this Section 2.5 is greater than the Closing Payment (the amount of such excess, the “Positive Adjustment Amount”), then as part of the Purchase Price Buyer shall pay or cause to be paid to Seller within five (5) Business Days of the date on which the Purchase Price and the Final Closing Statement is finally determined the Positive Adjustment Amount to an account designated in writing by Seller to Buyer upon at least two (2) calendar days’ notice.

2.6 Allocation of Purchase Price.

(a) Buyer and Seller agree that the purchase and sale of the Company Interests hereunder shall be treated as a sale of the Company’s assets by the Company and a purchase of the Company’s assets by the Buyer for federal, state and local U.S. income Tax purposes. Buyer and Seller agree to allocate the Purchase Price (together with other relevant amounts) among the assets of the Company and the Company Subsidiaries in accordance with Schedule 2.6 attached hereto (the “Allocation Schedule”), which has been prepared in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder. No later than sixty (60) calendar days after the Purchase Price is finally determined hereunder, Seller shall deliver to Buyer an allocation of the Purchase Price (and all other relevant amounts) as of the Closing Date determined in a manner consistent with the Allocation Schedule and Section 1060 of the Code and the Treasury Regulations promulgated thereunder (the “Seller’s Allocation”). If Buyer disagrees with Seller’s Allocation, Buyer may, within thirty (30) calendar days after delivery of Seller’s Allocation, deliver a notice (the “Buyer’s Allocation Notice”) to Seller to such effect, specifying those items as to which Buyer disagrees and setting forth Buyer’s allocation of the Purchase Price (and all other relevant amounts). If Buyer’s Allocation Notice is duly delivered, Buyer and Seller shall, during the twenty (20) calendar days following such delivery, use their commercially reasonable efforts to reach agreement on the disputed items or amounts in order to determine the allocation of the Purchase Price (together with other relevant amounts) (the allocation it so agreed, if any, or, if Seller does not deliver a Buyer’s Allocation Notice, Seller’s Allocation, the “Allocation”). The Allocation (if any) shall be conclusive and binding on all parties and Buyer and Seller agree (and agree to cause their respective Subsidiaries and Affiliates) to prepare and file IRS Form 8594 and all federal, state, local and foreign Tax Returns in accordance with the Allocation. Each party shall provide the other promptly with any other information required to complete Form 8594. None of the Buyer, Seller or any of their respective Affiliates shall take any position inconsistent with the Allocation (if any) on any Tax Return or in any Tax proceeding, in each case, except as may be required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any analogous provision of state, local or foreign Law). Notwithstanding any of the foregoing, if Buyer and Seller are unable to agree on the allocation of the Purchase Price (and other relevant amounts), then Buyer and Seller shall each be entitled to use their own allocation of the Purchase Price (and other relevant amounts), provided that such allocations are consistent with the Allocation Schedule and Section 1060 of the Code and the Treasury Regulations promulgated thereunder.

(b) With respect to the Company’s fulfillment obligations from and after Closing for Deferred Revenue, the parties agree that for all income tax purposes, an amount equal to fifty percent (50%) of the Deferred Revenue, calculated in accordance with GAAP in a manner consistent with the Company’s historical practices (the “Fulfillment Value”), will be treated as an assumed liability and added to the Purchase Price, and that Seller will be deemed to have paid an amount of cash equal to the Fulfillment Value to Buyer as a payment to Buyer for its assumption of such liability and for its fulfillment of such services. The parties acknowledge and agree that, for all income tax purposes, the assumption of the Fulfillment Value will be treated as additional consideration paid by Buyer to Seller, the deemed payment by Seller to Buyer will be treated as subscription fulfillment revenue to Buyer of cash equal to the Fulfillment Value.

ARTICLE III - CLOSING DATE.

Subject to the satisfaction of the conditions set forth in Articles VII and VIII hereof (or the written waiver thereof by the party entitled to waive that condition), the closing of the transactions contemplated hereby (the “Closing”) shall take place at the offices of Greenberg Traurig, LLP, 1750 Tysons Boulevard, Suite 1000, McLean, Virginia 22102 (or at such other place as Seller and Buyer may agree) at 10:00 a.m. (Eastern time) on a date to be specified by the parties, which date shall be no later than the second Business Day after the satisfaction or waiver by the applicable party of each condition to the Closing set forth in Articles VII and VIII (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or written waiver (by the applicable party) of such conditions), unless (i) Buyer has provided notice to Seller that it requires more time to complete its financing of the Purchase Price, in which case, subject to the satisfaction of the portion of this sentence preceding this proviso, the Closing shall occur on the date designated by Buyer which shall be no later than the forty-fifth (45th) day after the date hereof, or (ii) another time or date, or both, are agreed to in writing by Buyer and Seller. Notwithstanding anything herein to the contrary, in no event shall the Closing be conditioned upon Buyer’s financing of its obligations under this Agreement. The date on which the Closing shall occur is referred to in this Agreement as the (“Closing Date”).

ARTICLE IV - REPRESENTATIONS AND WARRANTIES OF SELLER

Subject to Section 12.13, except as disclosed in the disclosure schedules delivered to Buyer in connection with and on the date of this Agreement (the “Disclosure Schedules”), Seller hereby represents and warrants to Buyer, as of the date of this Agreement and as of the Closing Date (or, if made as of an earlier specified date, as of such date) as follows:

4.1 Organization and Good Standing of the Company; Subsidiaries.

(a) The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Maryland, and has all requisite power and authority to own, operate, lease and otherwise hold its assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business and is in good standing in each other jurisdiction in which it owns, operates, leases or otherwise holds assets, or conducts business, so as to require such qualification, except where the lack of such qualification would not have a Material Adverse Effect. Seller has heretofore delivered to Buyer true and complete copies of the Fundamental Documents of the Company as currently in effect.

(b) The Company owns all of the Interests in each of the Company Subsidiaries free and clear of any Lien. Other than the Company Subsidiaries, the Company does not own an equity interest in any other Person or have any other Subsidiaries.

(c) Each of the Company Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation, and has all requisite power and authority to own, operate, lease and otherwise hold its assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business and is in good standing in each other jurisdiction in which it owns, operates, leases or otherwise holds assets, or conducts business, so as to require such qualification, except where the lack of such qualification would not have a Material Adverse Effect.

4.2 Organization and Good Standing of Seller.

Seller is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Maryland and has all of the requisite limited partnership powers and authority to carry on its business as it is presently conducted.

4.3 Authorization of Agreement.

Seller has all requisite power and authority to execute, deliver and perform this Agreement and each other agreement, document, or instrument or certificate contemplated by this Agreement to be executed by Seller in connection with the consummation of the transactions contemplated hereby and thereby (the “Seller Documents”), and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and each Seller Document by Seller and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite action on the part of Seller. This Agreement has been, and each of Seller Documents will be at or prior to the Closing, duly and validly executed and delivered by Seller and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each Seller Document when so executed and delivered will constitute, the legal, valid and binding obligations of Seller, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, (regardless of whether enforcement is sought in a proceeding at law or in equity).

4.4 Ownership of Membership Interests.

(a) Seller is, and has been at all times, the sole member of the Company and owns one hundred percent (100%) of the Company Interests. The Company Interests are free and clear of any and all Liens. The Company Interests are the only issued and outstanding limited liability company membership interests, units, ownership or other equity or profit interests of any kind in the Company. There are no outstanding or authorized rights, or other agreements or commitments of any kind or nature to which the Company or Seller is a party or which are binding upon the Company or Seller providing for the sale, issuance, delivery, offer, purchase, or transfer of, conversion into or right to acquire the Company Interests or the issuance of any additional Interests in the Company. The Company Interests owned by Seller are not subject to, or issued in violation of, any purchase option, warrants, conversion rights, call option, right of first refusal, preemptive right, subscription right, voting right, put, call or redemption right or similar right under any applicable Law, organizational document or Contract to which Seller, the Company or any of the Company Subsidiaries is a party to or by which Seller, the Company or any of the Company Subsidiaries or their respective assets are bound.

(b) The Company is the sole member of each of the Company Subsidiaries, and owns one hundred percent (100%) of the ownership interests of such entities (the “Company Subsidiaries Interests”), free and clear of all Liens. The Company Subsidiaries Interests are the only issued and outstanding limited liability company membership interests, units, ownership or other equity or profit interests of any kind in each of the Company Subsidiaries. There are no outstanding or authorized rights, or other agreements or commitments of any kind or nature to which the Company, Seller or any of the Company Subsidiaries is a party or which are binding upon the Company, Seller or any of the Company Subsidiaries providing for the sale, issuance, delivery, offer, purchase or transfer of, conversion into or right to acquire any of the Interests in any of the Company Subsidiaries or the issuance of any additional Interests in any of the Company Subsidiaries. The Company Subsidiaries Interests are owned by the Company and are not subject to, or issued in violation of, any purchase option, warrants, conversion rights, call option, right of first refusal, preemptive right, subscription right, voting right, put, call or redemption right or similar right under any applicable Law, organizational document or Contract to which Seller, the Company or any of the Company Subsidiaries is a party to or by which Seller, the Company or any of the Company Subsidiaries or their respective assets are bound.

4.5	Conflicts; Consents of Third Parties.

(a) Except as set forth in Schedule 4.5(a), neither the execution, delivery and performance by Seller of this Agreement or Seller Documents, the consummation of the transactions contemplated hereby or thereby, or compliance by Seller with any of the provisions hereof or thereof will conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of acceleration, termination or cancellation or modification of any right, entitlement or obligation, or result in the creation of any Lien upon any of the properties or assets of the Company or any Company Subsidiary under any provision of (i) the Fundamental Documents of the Company or any of the Company Subsidiaries; (ii) any agreement, Permit or Insurance Policy to which the Company or any Company Subsidiary is a party or by which any of the properties or assets of the Company or a Company Subsidiary are bound; or (iii) any Law or Order applicable to the Company or any Company Subsidiary or by which any of the properties or assets of the Company or any Company Subsidiary are bound, other than, in the case of clauses (ii) and (iii), such items, that would not be material to the Company and the Company Subsidiaries taken as a whole.

(b) Assuming that all of the consents, waivers, approvals, Orders, Permits or authorizations of, or declarations or filings with, or notifications to, any Person or Governmental Body, including Material Contracts, as set forth in Schedule 4.5(b) (the “Required Consents”) have been obtained, or made or complied with, no other consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person (under any Material Contract or otherwise) or Governmental Body is required on the part of Seller or the Company or any Company Subsidiary in connection with the execution, delivery and performance of this Agreement or Seller Documents or the compliance by Seller with any of the provisions hereof or thereof, or the consummation of the transactions contemplated hereby or thereby, except for (i) compliance with the applicable requirements of the HSR Act and the rules and regulations promulgated thereunder and any other applicable Antitrust Laws, and (ii) such consents, waivers, approvals, Orders, Permits, authorizations, declarations or filings that are not material to the Business or the Company’s use or operation of their respective assets.

4.6 Financial Statements.

Schedule 4.6 sets forth the following consolidated financial statements of the Company and the Company Subsidiaries (the “Financial Statements”): (a) the audited consolidated balance sheet (the “Balance Sheet”) of the Company at December 31, 2014 (the “Balance Sheet Date”), and the related audited consolidated statement of income and cash flows for the twelve (12) month period ended December 31, 2014 (together, the “Year-End Financial Statements”) and (b) the unaudited consolidated balance sheet (the “Most Recent Balance Sheet”) of the Company at September 30, 2015 (the “Most Recent Balance Sheet Date”) and the related unaudited consolidated statement of income for the nine (9) month period then ended (together, the “Interim Financial Statements”). The Year-End Financial Statements and the Interim Financial Statements (i) are consistent with the books and records of the Company and Company Subsidiaries, (ii) fairly present, in all material respects, the consolidated financial condition and results of operations of the Company and Company Subsidiaries as of the dates and for the periods indicated therein, and (iii) have been prepared in accordance with GAAP applied on a consistent basis (subject, in the case of the Interim Financial Statements, to the lack of footnote disclosure and changes of the type that are normal and recurring year-end adjustments, the effect of which adjustments are not expected to be material, individually or in the aggregate.)

4.7 No Undisclosed Liabilities.

Neither the Company nor any of the Company Subsidiaries has any liabilities or obligations of any kind whatsoever, whether absolute, accrued, contingent, determined, determinable or otherwise (collectively, “Liabilities”), other than Liabilities (a) specifically reserved against on the Balance Sheet or the Most Recent Balance Sheet (including the notes thereto), (b) as set forth on Schedule 4.7, (c) incurred in the Ordinary Course of Business after the Most Recent Balance Sheet Date, or (d) incurred in connection with the transactions contemplated hereby by this Agreement to the extent included in Transaction Costs.

4.8 Absence of Certain Developments.

(a) Except as contemplated by this Agreement and except as set forth in Schedule 4.8, since the Balance Sheet Date (i) the Company and the Company Subsidiaries have conducted the Business in the Ordinary Course of Business, and (ii) there has not been a Material Adverse Effect.

(b) From the Most Recent Balance Sheet Date until the date hereof, there has not been any action taken by the Company or any of the Company Subsidiaries that, if taken during the period from the date of this Agreement through the Closing Date without Buyer’s consent, would constitute a breach of Section 6.2(b).

4.9 Title to Assets; Sufficiency of Assets.

(a) Except as set forth on Schedule 4.9(a), the Company has good and valid title to or, in the case of leased property, good and valid leasehold interests in, all of the assets and properties used or held for use in connection with, necessary and sufficient for the conduct of, or otherwise material to, the Business of the Company (including all those reflected on the Most Recent Balance Sheet, but (i) excluding any such assets and properties sold or otherwise disposed of in the Ordinary Course of Business as expressly permitted by this Agreement since the Most Recent Balance Sheet Date and (ii) assets that are referenced in the Transition Services Agreement), in each case free and clear of all Liens except for Permitted Exceptions.

(b) As of the Closing, the assets, properties and rights of the Company and the Company Subsidiaries and the rights of Buyer or the Company under the Transition Services Agreement, will constitute all of the assets, properties and rights used in, necessary or sufficient for the Buyer and the Company to conduct the Business in a manner equivalent in all material respects to the manner in which the Company and the Company Subsidiaries operate the Business on the date hereof and has operated the Business since the Balance Sheet Date.

4.10 Taxes.

Except as set forth on Schedule 4.10:

(a) All material Tax Returns required to be filed by, or with respect to, the Company or any of the Company Subsidiaries have been timely filed. All such Tax Returns were prepared in accordance with applicable Law and are true, correct and complete in all material respects.

(b) All Taxes which are due and payable by the Company or any Company Subsidiary, including any Taxes levied on any of the Company’s or the Company Subsidiaries’ properties, assets, income or franchises, have been timely paid or will be timely paid. Any charges, accrual or reserves for Taxes provided for in the Financial Statements are adequate to cover such Taxes of the Company and the Company Subsidiaries accrued as of the respective date thereof.

(c) All amounts collected or withheld by the Company or any Company Subsidiary for the payment of Taxes have been, or will be, timely remitted to the relevant Governmental Body to whom such payment is due. Each of the Company and each Company Subsidiary has complied with all applicable Laws relating to the payment, collection and withholding of Taxes.

(d) No examination, audit, claim, assessment, deficiency or Legal Proceeding is pending or, to the Knowledge of Seller, threatened with regard to any Taxes or Tax Returns of, or with respect to, the Company or the Company Subsidiaries.

(e) Neither the Company nor any Company Subsidiary has executed or filed with any Governmental Body any agreement now in effect extending or having the effect of extending the period of assessment, reassessment or collection of any Taxes.

(f) No jurisdiction in which the Company or any of the Company Subsidiaries does not currently file a Tax Return has made a claim in writing that such entity is required to file a Tax Return for such jurisdiction or that the Company of any of the Company Subsidiaries may be subject to taxation by such jurisdiction.

(g) Since the Balance Sheet Date, neither the Company nor any of the Company Subsidiaries has: (A) made, changed or revoked any Tax election, (B) changed any of its methods of reporting income or deductions for Tax purposes, (C) settled or compromised any Tax liability or any Tax proceeding, (D) filed any amended Tax Return or a claim for refund of Taxes or (E) entered into a “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign law).

(h) The Company and each of the Company Subsidiaries, to the extent applicable, (i) qualify, and have since the date of their respective formations qualified, to be treated as an entity disregarded from its owner for U.S. federal, state and local income Tax purposes, and none of the Seller, the Company or any of the Company Subsidiaries has taken a position inconsistent with such treatment with regard to any U.S. federal, state or local Tax and (ii) has not elected under Treasury Regulations Section 301.7701-3 (or any analogous provision of state or local income Tax Law) to be classified as a corporation. None of the Company or any of the Company Subsidiaries own, directly or indirectly, any equity interests in any Person for tax purposes other than the Company Subsidiaries.

(i) The Company and each of the Company Subsidiaries is organized or registered in the jurisdiction in which it principally conducts business and does not have a permanent establishment in any other foreign jurisdiction.

4.11 Tangible Personal Property of the Company.

(a) The Company or a Company Subsidiary has good and marketable title to, or a valid leasehold interest in, each material item of Tangible Personal Property (“Material Tangible Personal Property”). A list of Material Tangible Personal Property as of the date hereof is set forth on Schedule 4.11. The Material Tangible Personal Property is free and clear of all Liens other than Permitted Exceptions.

(b) Each item of Material Tangible Personal Property is in satisfactory condition and repair (subject to normal wear and tear), and is usable in the Ordinary Course of Business.

(c) During the past three (3) years, there has not been any material interruption in the operations of the Business due to inadequate maintenance of or damage to any item of Material Tangible Personal Property.

4.12 Intellectual Property.

(a) Schedule 4.12(a) sets forth a true and complete list of (i) the Intellectual Property owned by the Company or a Company Subsidiary; (ii) software owned by the Company or any Company Subsidiary and licensed or sublicensed by any of the Company or a Company Subsidiary to its customers (such software, the “Company Software”; and together with the Intellectual Property described in clause (i), “Company Intellectual Property”); and (iii) all Contracts, if any, pursuant to which the Company or any Company Subsidiary has provided source code containing or embodying any Company Software to a third party or granted any third party a contingent right to receive source code containing or embodying any Company Software, whether pursuant to an escrow arrangement or otherwise. The Company or a Company Subsidiary (i) is the sole and exclusive owner of the Owned Intellectual Property and holds all right, title and interest in and to all Owned Intellectual Property free and clear of any Lien (other than Permitted Exceptions), and (ii) the Company or a Company Subsidiary owns or has a valid and enforceable license to use all Intellectual Property necessary to, or used or held for use in, the operation of the Business as currently conducted, subject to, in the case of clause (ii), applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, (regardless of whether enforcement is sought in a proceeding at law or in equity). Neither the Company nor any of the Company Subsidiaries has infringed, misappropriated or otherwise violated any Intellectual Property of any third person. Except as set forth on Schedule 4.12(a), no Legal Proceeding or claim has been initiated, is pending, has been asserted or, to the Knowledge of Seller, is threatened by any Person (i) that the use by the Company of the Owned Intellectual Property or Licensed Intellectual Property infringes the Intellectual Property of a third party; (ii) based upon, or challenging or seeking to deny or restrict, the rights of the Company or any Company Subsidiary in any of the Owned Intellectual Property; or (iii) alleging that the Company or any Company Subsidiary has infringed, misappropriated or otherwise violated any Intellectual Property of any third party. There are no pending Legal Proceedings or other claims asserted or threatened by the Company or any Company Subsidiary alleging an infringement, misappropriation or other violation by a third party of any Owned Intellectual Property and, to the Knowledge of Seller, no third party is engaging in any activity that infringes, misappropriates or otherwise violates any Owned Intellectual Property. None of the Owned Intellectual Property has been adjudged invalid or unenforceable in whole or part, and, to the Knowledge of Seller, all such Owned Intellectual Property is valid and enforceable.

(b) The Company and the Company Subsidiaries have taken commercially reasonable steps to maintain the confidentiality of all Intellectual Property of the Company or any Company Subsidiary that are material to the Business and the value of which to the Company or any Company Subsidiary is contingent upon maintaining the confidentiality thereof and, to the Knowledge of Seller, no such Intellectual Property has been disclosed other than to employees, representatives and agents of the Company or any Company Subsidiary all of whom are bound by written confidentiality agreements substantially in the form previously disclosed to Buyer. The Company has a policy of requiring each employee of the Company and the Company Subsidiaries based in the United States, including employees who have contributed to or participated in the creation, development, improvement or modification of Owned Intellectual Property, to execute an “Employee Confidential Information, Inventions and Restrictive Covenant Agreement” upon the employee’s hire and an “acceptable use policy” annually, the forms of which are attached hereto on Schedule 4.12(b), pursuant to which the employee makes certain acknowledgments or agreements with respect to the Company’s ownership rights in certain Intellectual Property as set forth therein. Except as set forth on Schedule 4.12(b), employees of the Company and the Company Subsidiaries who are located in the United Kingdom, France, Romania and other parts of the world (other than the United States) are parties to written employment agreements, copies of which have been provided to Buyer, which provide the Company or a Company Subsidiary ownership of any Intellectual Property created, developed, improved, or modified by such employees as permitted under applicable Law. The employees of the Company or a Company Subsidiary set forth on Schedule 4.12(b) have executed written employment agreements, copies of which have been provided or made available to Buyer, pursuant to which such employees acknowledge and agree that the Intellectual Property referred to therein made or conceived by the employee during the term of their employment shall be and become the property of the Company or a Company Subsidiary. Contracts with consultants and contractors of Seller, the Company or a Company Subsidiary who have contributed to or participated in the creation, development, improvement or modification of Intellectual Property include provisions that assign such Intellectual Property to the Company.

(c) To the Knowledge of Seller, the Company Software identified in Schedule 4.12(a) (i) contains no material defects, (ii) performs substantially in accordance with the documentation or other written material used in connection with it, and (iii) does not contain any viruses, disabling devices, worms, Trojan horses or similar programs.

(d) The use by or on behalf of the Company of data and information in connection with the Business does not infringe or violate the rights of any Person or otherwise materially violate any applicable Law, including the U.S. Copyright Act.

(e) Prior to permitting the use or download of any Company Software by any Person, the Company or a Company Subsidiary requires such Person to enter into an end-user license agreement or affirmatively agree to terms of use, in each case applicable to such Company Software. Seller has made available to Buyer the form of its end-user agreement and any terms of use related to the Company Software.

(f) All use and distribution of Company Software by the Company and the Company Subsidiaries is in full compliance with all Open Source Licenses applicable thereto. Schedule 4.12(f) lists all Open Source Materials used in the Company Software. Except as set forth on Schedule 4.12(f), none of the Company or Company Subsidiaries have incorporated Open Source Materials, or combined Open Source Materials with, any of the Company Software. “Open Source Materials” means any software or other Intellectual Property subject to an Open Source License. “Open Source License” means any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any other license that requires that any software be (i) made available or distributed in source code form, (ii) licensed for the purpose of making derivative works, (iii) licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind or (iv) redistributable at no charge.

4.13 Material Contracts.

(a) Schedule 4.13 identifies all of the following Contracts in effect as of the date of this Agreement to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary or their respective assets are otherwise legally bound (each contract disclosed or required to be disclosed on Schedule 4.13, a “Material Contract” and, collectively, the “Material Contracts”) which:

(i) provide for the sale of products or services by the Company or any Company Subsidiary to a customer thereof that are reasonably expected to require payments to the Company or any Company Subsidiary in excess of $100,000 in 2016, where the customer and its Affiliates collectively have been billed by the Company or any Company Subsidiary in excess of $500,000 in the aggregate during 2015;

(ii) are reasonably expected to require payments by the Company or any Company Subsidiary to a party other the Company or any Company Subsidiary in excess of $100,000 in 2016;

(iii) any lease (whether of real or personal property) providing for annual rentals of $25,000 or more;

(iv) includes any “most favored nations” terms and conditions or any exclusive dealing or minimum purchase arrangement;

(v) creates a Lien (other than Permitted Exceptions) upon any material property or assets of the Company or any of the Company Subsidiaries;

(vi) contains a right of first refusal, first offer, first negotiation or similar preferential right with respect to (A) an asset that is material to the Company or any of the Company Subsidiaries or (B) any Company Interests or Company Subsidiaries Interests;

(vii) are made with any Affiliate of the Company or any Company Subsidiary (excluding Contracts solely between any two or more of the Company or Company Subsidiaries);

(viii) limit or restrict the ability or right of the Company or any Company Subsidiary to conduct business in any manner or place;

(ix) is with a director or an executive level employee of the Company or any Company Subsidiary;

(x) are for any partnership, joint venture, strategic alliance or other similar agreement or arrangement;

(xi) relate to the acquisition or disposition not in the Ordinary Course of Business of any business or material assets (whether by merger, sale of stock, sale of assets or otherwise);

(xii) relate to the incurrence or guarantee of Indebtedness (in either case, whether incurred, assumed, guaranteed or secured by any asset);

(xiii) grants the Company or any Company Subsidiary any right to use, or covenant not to be sued under, any Intellectual Property (except licenses of commercially available “off-the-shelf” or “shrink wrap” software that are generally available on nondiscriminatory pricing terms which have an annual aggregate acquisition cost of $25,000 or less);

(xiv) contains a grant from the Company or any Company Subsidiary to a third party of any right to use, or covenant not to be sued under, any Intellectual Property (except non-exclusive licenses granted in the Ordinary Course of Business); or

(xv) any other agreement, commitment, arrangement or plan not made in the Ordinary Course of Business that is material to the Company and the Company Subsidiaries taken as a whole.

(b) Except as set forth in Schedule 4.13(b), all Material Contracts are valid, binding and in full force and effect and are enforceable by the Company or the applicable Company Subsidiary in accordance with their terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, (regardless of whether enforcement is sought in a proceeding at law or in equity)), except for such failures to be valid, binding, in full force and effect or enforceable that, individually or in the aggregate, would not be material to the Company and the Company Subsidiaries taken as a whole. Except as set forth in Schedule 4.13(b), the Company (directly or through a Company Subsidiary) has performed all obligations required to be performed by it under the Material Contracts, and it is not (with or without the lapse of time or the giving of notice, or both) in breach or default thereunder and, to the Knowledge of Seller, no other party to any Material Contract is (with or without the lapse of time or the giving of notice, or both) in breach or default thereunder, except for such noncompliance, breaches and defaults that, individually or in the aggregate, would not be material to the Company and the Company Subsidiaries taken as a whole. Complete and correct copies of all Material Contracts, together with all modifications and amendments thereto, have been made available to Buyer.

4.14 Accounts Receivable.

Except as set forth on Schedule 4.14, all accounts receivables accrued on the Most Recent Balance Sheet and all accounts receivables that have arisen since the Most Recent Balance Sheet Date (a) resulted from valid transactions in the Ordinary Course of Business and represent bona fide transactions; (b) represent valid obligations owing to the Company or a Company Subsidiary by account debtors that are not Affiliates of the Company or any Company Subsidiary and which are enforceable in accordance with their respective terms, except as may be limited by (i) bankruptcy, insolvency, or other similar laws affecting the enforcement of creditors’ rights generally and (ii) general principles of equity (whether enforcement is sought at law or in equity); and (c) were, and are, owned by the Company, free and clear of all Liens other than Permitted Exceptions.

4.15 Employee Benefits Plans and Compensation.

(a) Schedule 4.15(a) sets forth a list of (i) each plan, program, policy or Contract providing for compensation, severance, termination pay, performance awards, equity or “profits interests” awards, health insurance, 401(k) plan, fringe benefits or other material employee benefits, if any, including any “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), which is sponsored, maintained, or contributed to by Seller, the Company or any Company Subsidiary in which any current or former employee, officer or manager of the Company or any Company Subsidiary (an “Employee”) participates (collectively, the “Benefit Plans”). The Company has made available to Buyer true and complete copies of each Benefit Plan.

(b) Each Benefit Plan has been established and maintained in accordance with its terms and in compliance, in all material respects, with all applicable Laws, including, if applicable, ERISA and the Code. Each Benefit Plan that is intended to qualify under Section 401 of the Code has received a favorable determination letter as to its qualification, and nothing has occurred that would reasonably be expected to materially adversely affect such qualification.

(c) There is no Legal Proceeding pending, or, to the Knowledge of Seller, threatened (other than routine claims for benefits) with respect to any Benefit Plan.

(d) No Benefit Plan is under audit or, to the Knowledge of Seller, investigation by, or is the subject of a proceeding with respect to, the IRS, the Department of Labor or the Pension Benefit Guaranty Corporation.

(e) Except as set forth in Schedule 4.15(e), no Benefit Plan exists that, as a result of the execution of this Agreement or the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)), could result in (i) severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement, or (ii) accelerate the time of payment or vesting or result in any payment or funding of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Benefit Plans.

(f) All reports, notices and other disclosures relating to Benefit Plans required to be filed with, or furnished to, Governmental Bodies, plan participants or plan beneficiaries have been timely filed and furnished in material compliance with applicable Law, including, but not limited to, notices required to be furnished to employees under the Consolidated Omnibus Budget Reconciliation Act of 1985 upon the occurrence of a “qualifying event” as defined in Section 4980B of the Code.

(g) Neither the Company nor any Company Subsidiary is a party to any nonqualified deferred compensation plan that fails to meet the requirements of Section 409A(a)(2), (3) and (4) of the Code.

(h) The Company is not subject to Section 280G of the Code.

(i) The estimated amount of each individual Change in Control payment and payment timing requirement for that payment is set forth in Schedule 4.15(i). Other than the Change in Control Payments listed in Schedule 4.15(i), there are no agreements to provide any Company Employee (or any other individual) with any change in control, bonus, severance or similar payments arising out of the transactions contemplated by this Agreement.

4.16 Labor.

(a) Neither the Company nor any Company Subsidiary is a party to any labor or collective bargaining agreement.

(b) There are no (i) strikes, work stoppages, work slowdowns or lockouts pending or, to the Knowledge of Seller, threatened against or involving the Company or any Company Subsidiary, (ii) to the Knowledge of Seller, union organization campaigns with respect to employees of the Company or any Company Subsidiary and no disputes concerning representation of such employees exists, (iii) unfair labor practice charges, grievances or complaints pending or, to the Knowledge of Seller, threatened by or on behalf of any employee or group of employees of the Company or any Company Subsidiary or (vi) written communications received by the Company or any Company Subsidiary of the intent of any Governmental Body responsible for the enforcement of labor or employment Laws to conduct an investigation of or affecting the Company or any Company Subsidiary and, to the Knowledge of Seller, no such investigation is in progress.

(c) The Company and the Company Subsidiaries have properly classified all employees, consultants and independent contractors, and have made all filings and withheld and paid all Taxes required to have been filed, withheld or paid in connection with the services provided by such Persons to the Company and the Company Subsidiaries.

4.17 Legal Proceedings.

(a) Except as set forth on Schedule 4.17(a), (i) there has not been since January 1, 2013 and there is no pending Legal Proceeding by or against or otherwise affecting the Company, any Company Subsidiary or the Business, or, (ii) to the Knowledge of Seller, there is no threatened Legal Proceeding by or against or otherwise affecting the Company, any Company Subsidiary or the Business.

(b) Neither the Company nor any Company Subsidiary is in default with respect to any Order by which it is bound or to which its property or any assets is subject and there exists no Order enjoining or requiring the Company or any Company Subsidiary to take any action of any kind.

(c) Neither the Company, Company Subsidiaries, nor, to the Knowledge of Seller, any officer, manager, director or key employee of the Company or any Company Subsidiary, has been permanently or temporarily enjoined by any Order from engaging in or continuing any conduct or practice in connection with the operation or the management of the Company, any Company Subsidiary or the Business.

4.18 Compliance with Laws; Permits.

(a) Each of the Company and the Company Subsidiaries is, and since January 1, 2013 have been, in compliance in all material respects with all applicable Laws of any Governmental Body and none of the Company or Company Subsidiaries has received any written notice, or to the Knowledge of Seller any other notice, of a violation of any applicable Laws.

(b) Each of the Company and Company Subsidiaries currently has all material Permits which are required for the operation of the Business as presently conducted. All such Permits are valid and in full force and effect and neither the Company nor any Company Subsidiary is in material default or material violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a material default or material violation) of any term, condition or provision of any material Permit to which it is a party.

4.19 IT Systems and Data Privacy.

(a) The information systems, including hardware, networks, peripherals, computers, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, software and associated documentation owned by the Company or a Company Subsidiary or licensed, sublicensed or leased by the Company or a Company Subsidiary (the “IT Systems”) used in the operation of the Business are adequate in all material respects for their intended use and for the operation of the Business as currently conducted; provided, however, the IT Systems set forth on Schedule 4.19(a) are owned by Seller and provided to the Company or Company Subsidiaries by Seller and shall be retained by Seller and not conveyed or made available for use in the operation of the Business after Closing, except to the extent set forth in the Transition Services Agreement.

(b) The IT Systems operate in compliance with any applicable service level agreements in all material respects, and have not since January 1, 2013 been infected by any materially disruptive virus or other externally induced material malfunction or been subject to any material breach of security. There has been no failure of any portion of the IT Systems that has resulted in a material disruption or interruption in the operation of the Company’s business since January 1, 2013.

(c) The Company and the Company Subsidiaries, taken as a whole, (i) have in place data backup, disaster avoidance and recovery, and business continuity plans and procedures and (ii) have taken actions to protect the confidentiality, integrity and security of the IT Systems (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, in each case, which are commercially reasonable.

(d) The Company and the Company Subsidiaries maintain appropriate policies and procedures regarding data security, privacy, and the collection and use of personal information and user information gathered or accessed in the course of the operations of the Company or any Company Subsidiary that are commercially reasonable in relation to risks arising from the Business and operations of the Company and the Company Subsidiaries, taken as a whole. The Company and the Company Subsidiaries have at all times complied in all material respects with all such policies and procedures established by the Company or any Company Subsidiary from time to time with respect to the foregoing and all applicable Laws related to the foregoing. To the Knowledge of Seller, neither the Company nor any of the Company Subsidiaries suffered any loss or unauthorized disclosure of personal data since January 1, 2013. The Company and the Company Subsidiaries have not, since January 1, 2013, received any written notice alleging that the Company or any of the Company Subsidiaries has not complied with applicable Laws, policies or procedures relating to privacy, and data protection and collection. The consummation of the transactions contemplated by this Agreement will not breach or otherwise cause any violation of any such Laws, policies or procedures. Since January 1, 2013, to the Knowledge of Seller, (a) no Web site security measure implemented by the Company and/or the Company Subsidiaries has been penetrated in any material respect and (b) no Web site of the Company or any Company Subsidiary been the target of any material defacement, unauthorized access, denial of service assault, or other attack by hackers.

4.20 Accounting Records; Internal Controls. The Company and the Company Subsidiaries maintain internal accounting controls and procedures that are sufficient to provide reasonable assurance that (a) transactions between the Company and the Company Subsidiaries (on the one hand) and third parties (on the other hand) are executed in accordance with the general or specific authorization of one or more authorized personnel, and are recorded as necessary to permit preparation of the Company’s consolidated financial statements and to maintain accountability for assets and (b) access to the Company’s and the Company Subsidiaries’ cash or cash equivalents is permitted only in accordance with the general or specific authorization of one or more authorized personnel.

4.21 Environmental Matters.

Each of the Company and Company Subsidiaries is in compliance in all material respects with all applicable Environmental Laws. Neither the Company nor any Company Subsidiary has caused, arranged or allowed, or contracted with any party for, the transportation, treatment, storage or disposal of any Hazardous Material. No Hazardous Material has been released into the environment on or from the current or former premises of the Company or any Company Subsidiary which is required under applicable Environmental Laws to be addressed or remediated by the Company or any Company Subsidiary. There are no past or present conditions, events, circumstances or facts that can reasonably be expected to form the basis of any material claim or Legal Proceeding against or involving the Company or any Company Subsidiary based on or related to any Environmental Law. The consummation of the transactions contemplated hereby will not require compliance with New Jersey’s Industrial Site Recovery Act, as amended.

4.22 Real Property.

(a) Neither the Company nor any Company Subsidiary owns any real property or any ownership interest in real property.

(b) Schedule 4.22(b) sets forth a list of all leases, licenses or similar agreements relating to the Company’s or any Company Subsidiary’s use or occupancy of real estate owned by a third party, including any leases under which Seller is tenant and provides the Company or such Company Subsidiary with use of some of such leased space (“Leased Premises”), true and correct copies of which have previously been furnished or made available to Buyer (the “Leases”). The Leases are in full force and effect and have not been amended in writing or otherwise, and none of Seller, the Company nor any Company Subsidiary is in material default or breach under any such Lease, nor to the Knowledge of Seller, are any of the other parties to the Leases in material default or breach under such Leases.

(c) With respect to each Leased Premises: (i) Seller or a Company Subsidiary has a valid leasehold interest in the Leased Premises, free and clear of any Liens that have had or could have a material adverse effect on the use and occupancy of the Leased Premises by the Company or a Company Subsidiary (as applicable); (ii) none of Seller, the Company nor any Company Subsidiary has received notice of (x) any condemnation, eminent domain or similar proceeding affecting any portion of the Leased Premises or any access thereto, and, to the Knowledge of Seller, no such proceedings are contemplated, or (y) any violations by Seller, the Company or any Company Subsidiary of material building codes and/or zoning ordinances or other material governmental regulations with respect to the Leased Premises; and (iii) none of Seller, the Company nor any Company Subsidiary has sublet, assigned, transferred or conveyed any of their respective leasehold interests in the Leased Premises.

4.23 Financial Advisors.

Except for Centerview Partners, no Person has acted, directly or indirectly, as a broker, finder or financial advisor for Seller, the Company or any of the Company Subsidiaries in connection with the transactions contemplated by this Agreement and none of Seller, the Company or any Company Subsidiary has taken any action that would obligate Buyer, the Company or any Company Subsidiary to pay any fee or commission or like payment in respect thereof in connection with the consummation of the transactions contemplated hereby.

4.24 Insurance.

Seller maintains policies of fire and casualty, liability and other forms of insurance covering the Company and the Company Subsidiaries, their assets and the Business as set forth on Schedule 4.24 (“Insurance Policies”). All such policies maintained in Seller’s name are in full force and effect, all premiums due and payable thereon have been paid and the Company and each of the Company Subsidiaries are otherwise in compliance in all material respects with the terms and conditions of such policies (other than retroactive or retrospective premium adjustments that are not yet, but may be required to be paid with respect to any period ending prior to the Closing Date). No notice of cancellation or termination has been received, or to the Knowledge of Seller, threatened with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation; provided, however, all such policies shall cease to cover the Company and the Company Subsidiaries upon the Closing with respect to claims that arise, or relate to events occurring, after the Closing and with respect to claims made under such policies following the Closing. There are no unpaid claims pending under any of such insurance policies.

4.25 Transactions with Affiliates.

Except as set forth in Schedule 4.25, there is no Contract or other arrangement between (i) the Company or any Company Subsidiary, on the one hand, and (ii) Seller or any of Seller’s Affiliates, or any current or former executive officer or director of the Company or any of the Company’s Affiliates, or, to the Knowledge of Seller, any employee of the Company or any of the Company’s Affiliates, “associate” or member of the “immediate family” (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act) of any such officer or director, on the other hand (the “Interested Parties”). The Interested Parties do not have any interest in any property or assets owned by the Company or any of the Company Subsidiaries and have not, except as set forth in Schedule 4.25, engaged in any transaction (other than those related to employment, compensation or incentive arrangements) with the Company. The Company and the Company Subsidiaries do not have, and upon consummation of the transactions contemplated by this Agreement will not have, any liabilities or obligations to Seller or any Interested Party (excluding the Company and the Company Subsidiaries), other than pursuant to the Transition Services Agreement or for ordinary course employment, compensation or incentive arrangements), and neither Seller nor any Interested Party have, and upon consummation of the transactions contemplated hereby will not have, any liabilities or obligations to the Company or any Company Subsidiary other than pursuant to the Transition Services Agreement. Except as provided in this Agreement, the consummation of the transactions contemplated by this Agreement will not (either alone, or upon the occurrence of any act or event, or with the lapse of time, or both) result in any payment arising or becoming due from the Company or any of the Company Subsidiaries to Seller or any Interested Party other than under this Agreement and the Transition Services Agreement.

4.26 Customers.

No single customer of the Company or any Company Subsidiary has generated more than three percent (3%) of the aggregate revenues of the Company and Company Subsidiaries for the year-to-date period ending on September 30, 2015, determined on an accrual basis. Except as disclosed in Schedule 4.26, the Company has not received written notice, or to the Knowledge of Seller any other notice, that any customer of the Company or any Company

Subsidiary that generates revenues representing half a percent (0.5%) or more of the aggregate revenues of the Company and Company Subsidiaries, based on revenues in the year-to-date period ending on September 30, 2015 determined on an accrual basis, intends to terminate its agreement with the Company or to materially reduce the aggregate dollar amount of services it currently purchases from the Company or Company Subsidiaries in 2016.

4.27 Sufficient Funds.

Seller has sufficient funds or access to sufficient funds to satisfy its obligations hereunder, including any indemnification obligations required under this Agreement.

4.28 No Other Representations or Warranties.

Except for the representations and warranties contained in this Article IV (as modified by the Disclosure Schedules hereto) and any certificate delivered by Seller hereunder, Seller (i) makes no other express or implied representation or warranty with respect the Company, the Company Subsidiaries, the Business or the transactions contemplated by this Agreement, and (ii) disclaims all liability and responsibility for any other representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to Buyer or its Affiliates or representatives (including any opinion, information, projection, or advice that may have been or may be provided to Buyer by Seller or any of its Affiliates or representatives).

ARTICLE V - REPRESENTATIONS AND WARRANTIES OF BUYER

Subject to Section 12.13, except as disclosed in the Disclosure Schedules delivered to Seller in connection with and on the date of this Agreement, Buyer hereby represents and warrants to Seller, as of the date of this Agreement and as of the Closing Date (or, if made as of an earlier specified date, as of such date) as follows:

5.1 Organization and Good Standing.

Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and carry on its business as it is now being conducted.

5.2 Authorization of Agreement.

Buyer has all corporate power and authority to execute, deliver and perform this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement to be executed by Buyer in connection with the consummation of the transactions contemplated hereby and thereby (the “Buyer Documents”), and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Buyer of this Agreement and each Buyer Document has been duly authorized by all necessary respective corporate action on behalf of Buyer. This Agreement has been, and each Buyer Document will be at or prior to the Closing, duly executed and delivered by Buyer, and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each Buyer Document when so executed and delivered will constitute, the legal, valid and binding obligations of Buyer, enforceable against Buyer in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

5.3 Conflicts; Consents of Third Parties.

(a) Neither the execution, delivery and performance by Buyer of this Agreement or Buyer Documents, the consummation of the transactions contemplated hereby or thereby, or compliance by Buyer with any of the provisions hereof or thereof will conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or modification under, any provision of (i) the Fundamental Documents of Buyer; (ii) any agreement to which Buyer is a party or by which any of the properties or assets of Buyer are bound; or (iii) assuming compliance with the matters referred to in Section 5.3(b), any Law or Order applicable to Buyer or by which any of the properties or assets of Buyer are bound, other than, in the case of clauses (ii) and (iii), such items that, individually or in aggregate, would not have a material adverse effect on the ability of Buyer to consummate the transactions contemplated by this Agreement.

(b) No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of Buyer in connection with the execution, delivery and performance of this Agreement or Buyer Documents, Buyer’s consummation of the transactions contemplated hereby and thereby or the compliance by Buyer with any of the provisions hereof or thereof, except for (i) compliance with the applicable requirements of the HSR Act and the rules and regulations promulgated thereunder and any other applicable Antitrust Laws, and (ii) such items that, individually or in aggregate, would not have a material adverse effect on the ability of Buyer to consummate the transactions contemplated by this Agreement.

5.4 Litigation.

There are no Legal Proceedings pending or, to the Knowledge of Buyer, threatened against Buyer that seek to prohibit or restrain the ability of Buyer to enter into this Agreement and Buyer Documents or consummate the transactions contemplated by such agreements.

5.5 Financial Advisors.

No Person has acted, directly or indirectly, as a broker, finder or financial advisor for Buyer or any of its Affiliates in connection with the transactions contemplated by this Agreement and neither Buyer nor its Affiliates has taken any action that would entitle any Person to any fee or commission or like payment in respect thereof from Seller or the Company in connection with the transactions contemplated hereby.

5.6 Sufficient Funds.

Buyer will have immediately prior to the Closing Date sufficient funds or access to sufficient funds to satisfy its obligations hereunder, including remitting the Purchase Price to Seller as required under this Agreement.

5.7 Solvency.

Assuming that the representations and warranties of Seller contained in this Agreement are true and correct in all material respects, at and immediately after the Closing Date, and after giving effect to the purchase of the Company Interests and the other transactions contemplated by this Agreement, Buyer (a) will be solvent (in that both the fair value of its assets will not be less than the sum of its debts and that the present fair saleable value of its assets will not be less than the amount required to pay its debts and liabilities as they become absolute and matured); (b) will have adequate capital and liquidity with which to engage in its business; and (c) will not have incurred and does not plan to incur debts and liabilities beyond its ability to pay as they become absolute and matured.

5.8 Investigation.

Buyer is knowledgeable about the industries in which the Company and the Company Subsidiaries operate and is capable of evaluating the merits and risks of the transactions contemplated by this Agreement. Buyer has been afforded access to the books and records, facilities and personnel of the Company and the Company Subsidiaries for purposes of conducting a due diligence investigation and has conducted a due diligence investigation of the Company and the Company Subsidiaries to its satisfaction. In making its decision to enter into this Agreement and consummate the transactions contemplated hereunder, the Buyer has relied only upon its own due diligence and the representations and warranties made by the Seller in Article IV of this Agreement.

ARTICLE VI - COVENANTS

6.1 Access to Information.

(a) Prior to the Closing Date, upon Buyer’s request and with Seller’s consent, such consent not to be unreasonably withheld, conditioned or delayed, Buyer shall be entitled, through its officers, employees, representatives and advisors, to make investigation of the properties, businesses, assets and operations, examination of the books and records, of the Company and the Company Subsidiaries and to have access to members of senior management of the Company and the Company Subsidiaries.

(b) Any such investigation and examination shall be conducted during the Company’s (or a Company Subsidiary’s, as applicable) regular business hours (unless the Seller shall deem otherwise required) and under circumstances that will not unreasonably disrupt the Company’s (or a Company Subsidiary’s, as applicable) or Seller’s operations or business. Notwithstanding anything to the contrary in this Agreement, neither Seller nor the Company shall be required to disclose any information to Buyer if such disclosure would, in Seller’s sole discretion (y) jeopardize any attorney-client or other privilege; or (z) contravene any applicable Law or binding agreement entered into prior to the date of this Agreement (provided that the Seller, the Company and the Company Subsidiaries (as applicable) shall use commercially reasonable efforts to disclose such information in a way that would not jeopardize such privilege or to obtain the consent of third parties to permit such disclosure or as applicable). Buyer shall, and shall cause its representatives (as applicable) to, abide by the terms of the Confidentiality Agreement with respect to any access or information provided pursuant to this Section 6.1. Notwithstanding anything to the contrary contained herein, prior to the Closing, without the prior written consent of a representative of Seller (who shall be identified in writing to Buyer as the representative contemplated by this Section 6.1), none of Buyer nor its representatives shall contact any employees, suppliers or customers of the Company, any Company Subsidiary or Seller regarding this Agreement or the transactions contemplated hereby.

6.2 Conduct of the Business Pending the Closing.

(a) From the date hereof until the Closing, except (w) as set forth on Schedule 6.2, (x) as required by applicable Law, (y) as otherwise specifically contemplated by this Agreement or (z) with the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), the Seller shall cause the Company and each of the Company Subsidiaries to conduct the Business only in the Ordinary Course of Business and, to that end, use its commercially reasonable efforts:

(i) to preserve the present business organization, operations and material assets of the Company and the Company Subsidiaries (including to maintain, enforce and protect the Owned Intellectual Property and the Company’s or any Company Subsidiary’s rights in the Licensed Intellectual Property);

(ii) keep available the services of its and their respective directors, officers and key employees (provided that this obligation shall not be interpreted to require any increase in the compensation level of such Persons or that the Company or any Company Subsidiary avoid enforcement of its respective employee policies); and

(iii) maintain intact relationships with its customers, lenders, suppliers and others having material business relationships with it.

(b) Without limiting the generality of the foregoing, from the date hereof until the Closing, except (w) as set forth on Schedule 6.2, (x) as required by applicable Law, (y) as otherwise expressly required by this Agreement or (z) with the prior written consent of Buyer (which consent shall not be unreasonably withheld), the Seller shall cause the Company and the Company Subsidiaries not to:

(i) effect any split, combination, recapitalization, reclassification or like change in the capitalization of the Company or any Company Subsidiary;

(ii) set aside, declare or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of the Company Interests or any of the Company Subsidiaries Interests, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Interests or Company Subsidiaries Interests, except for dividends or distributions by any Company Subsidiary to the Company and distributions by the Company to Seller, and provided that prior to Closing Seller shall cause the Company to transfer or distribute the ownership interests of Excluded Subsidiaries to Seller or its Affiliate (other than the Company Subsidiaries);

(iii) amend the Fundamental Documents of the Company or any Company Subsidiary (whether by merger, consolidation or otherwise);

(iv) other than (A) as required by an existing Benefit Plan or Contract, (B) annual employee performance bonuses accrued by the Company at the end of the calendar year and paid to employees in February of the following year, or (C) the Change in Control Payments to be paid to certain Employees as a result solely of the consummation of the sale of the Company Interests contemplated by this Agreement, (1) materially increase the annual level of compensation of any Employee of the Company or any Company Subsidiary, (2) grant any unusual or extraordinary bonus to any Employee of the Company or any Company Subsidiary, or (3) materially amend or adopt any Benefit Plan;

(v) incur any capital expenditures or any obligations or liabilities in respect thereof, other than in the Ordinary Course of Business;

(vi) other than in the Ordinary Course of Business, become subject to, create or impose any Lien upon, any of the properties or assets (whether tangible or intangible) of the Company or any Company Subsidiary (including any Owned Intellectual Property or Licensed Intellectual Property), except for Permitted Exceptions;

(vii) enter into or agree to enter into any merger, acquisition of stock or assets or consolidation of the Company or any Company Subsidiary with any Person, issue, deliver or sell any ownership interests in the Company or any Company Subsidiary, sell any assets of the Company or any Company Subsidiary (including any Owned Intellectual Property) other than in the Ordinary Course of Business, or acquire the securities or a substantial portion of the assets of any Person;

(viii) create, incur, assume or otherwise become liable with respect to any Indebtedness, or cause any Company Subsidiary to incur any Indebtedness, other than in the Ordinary Course of Business;

(ix) make any loans, advances or capital contributions to, or investments in, any other Person;

(x) sell, transfer, lease, license or otherwise dispose of, abandon or permit to lapse, or fail to take any action necessary to maintain any assets of the Company or any Company Subsidiary (including Owned Intellectual Property or Licensed Intellectual Property) other than in the Ordinary Course of Business;

(xi) adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, or other reorganization of the Company or any of the Company Subsidiaries;

(xii) enter into any Contract with any Interested Party;

(xiii) enter into (other than in the Ordinary Course of Business, and other than any Contract that seeks to limit or restrict in any material respect the Company or any Company Subsidiary, Buyer or any of its respective Affiliates, from engaging or competing in any line of business, in any location or with any Person), amend or modify in any material respect or terminate any Material Contract or otherwise waive, release or assign any material rights, claims or benefits of the Company or any Company Subsidiary thereunder;

(xiv) change the Company or any Company Subsidiary’s methods of accounting, except as required by concurrent changes in GAAP, as agreed to by its independent public accountants;

(xv) settle, or offer or propose to settle, (i) any Legal Proceeding involving or against the Company or any Company Subsidiary, or (ii) any Legal Proceeding that relates to the transactions contemplated hereby; or

(xvi) authorize any of, or commit or agree to do, anything prohibited by this Section 6.2(b).

(c) From the date hereof until the Closing, Seller shall cause the Company and each of the Company Subsidiaries to continue to make any matching payments required to be made to employees for calendar year 2015 under its 401(k) savings plan. Seller shall also terminate any Company employees from its 401(k) savings plan as of the Closing Date (and accelerate their vesting of any contributions), and cause the Company and each of the Company Subsidiaries to cease to be a participating company in such 401(k) plan.

(d) Seller shall cause the Company and each of the Company Subsidiaries to accelerate all Change in Control Payments that otherwise would be payable after Closing and pay all amounts due as Change in Control Payments, including the accelerated portions, at Closing. Seller shall also cause the Company and each of the Company Subsidiaries to pay, prior to Closing (i) all employee performance bonuses for calendar year 2015 earned by any Employee and (ii) all earned sales commissions for calendar year 2015 earned by any Employee (or any other individual).

6.3 Consents.

In addition to the requirements of Section 6.4 below, Buyer and Seller shall use their commercially reasonable efforts to obtain at the earliest practicable date all consents and approvals required to consummate the transactions contemplated by this Agreement; provided, however, that neither Buyer or Seller shall be obligated to pay any consideration to any third party to obtain such consent or approval (other than filing fees and related charges of any Governmental Body). If and to the extent the parties are unable to cause the assignment to the

Company or Buyer of any Contract existing prior to Closing that is for the sale of products or services of the Business, and where the Seller or any of its Affiliates (other than the Company or any Company Subsidiary) is a party, the parties hereto will cooperate to effect a mutually agreeable arrangement under which the Company or the Buyer would obtain the benefits and assume the obligations with respect to such Contract.

6.4 Regulatory Approvals.

(a) Each of Buyer and Seller shall (i) make or cause to be made all filings required of each of them or any of their respective Affiliates, if any, under the HSR Act or other Antitrust Laws with respect to the transactions contemplated hereby as promptly as practicable and, in any event, within five (5) Business Days, (ii) comply at the earliest date reasonably practicable with any request under the HSR Act or other Antitrust Laws for additional information, documents, or other materials received by each of them or any of their respective Affiliates from the Federal Trade Commission (“FTC”), the Antitrust Division of the Department of Justice (the “Antitrust Division”) or any other Governmental Body in respect of such filings or such transactions, and (iii) cooperate with each other in connection with any such filing (including, to the extent permitted by applicable Law, providing copies of all such documents to the non-filing parties prior to filing and considering all reasonable additions, deletions or changes suggested in connection therewith) and in connection with resolving any investigation or other inquiry of any of the FTC, the Antitrust Division or other Governmental Body under any Antitrust Laws with respect to any such filing or any such transaction. Each such party shall use its reasonable best efforts to furnish to each other all information required for any application or other filing to be made pursuant to any applicable Law in connection with the transactions contemplated by this Agreement. Each such party shall promptly inform the other parties hereto of any substantive oral communication with, and provide copies of written communications with, any Governmental Body regarding any such filings or any such transaction. No party hereto shall independently participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Body in respect of any such filings, investigation, or other inquiry without giving the other parties hereto prior notice of the meeting and, to the extent permitted by such Governmental Body, the opportunity to attend and/or participate. Subject to the limitations of applicable Law, the parties hereto will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto relating to proceedings under the HSR Act or other Antitrust Laws. Buyer shall pay all filing fees and related charges required under the HSR Act and any other filings required by other Antitrust Laws.

(b) Each of Buyer and Seller shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Body with respect to the transactions contemplated by this Agreement under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other Laws or Orders, including under any Laws or Orders applicable to Seller, any Company Subsidiary, Buyer or its parent corporation under the Laws of the European Union, that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, the “Antitrust Laws”). Each of Buyer and Seller shall use its reasonable best efforts to take such action as may be required to cause the expiration of the notice periods under the HSR Act or other Antitrust Laws with respect to such transactions as promptly as possible after the execution of this Agreement and to request “early termination” of the HSR waiting period.

(c) Without limiting any other obligation under this Agreement, during the period from the date of this Agreement until the Closing Date, each of Buyer and Seller shall not, and Seller shall cause the Company and Company Subsidiaries not to, take or agree to take any action that would reasonably be expected to prevent the parties from obtaining any Governmental Body consents in connection with the transactions contemplated by this Agreement, which, in the case of Buyer, shall be construed as only an obligation to not announce or enter into any agreement with respect to the acquisition of a commodity price reporting services business.

6.5 Further Assurances.

(a) Each of Buyer and Seller shall use commercially reasonable efforts to (a) take all actions necessary or appropriate to consummate the transactions contemplated by this Agreement and to cause the Closing to occur and (b) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate the transactions contemplated by this Agreement.

(b) Seller acknowledges and agrees that (i) as of the Closing Date, Seller and its Affiliates shall cease and discontinue all uses of the Company’s and Company Subsidiaries’ registered and unregistered trademarks, trade names and domain names, and any other trademarks, trade names, and domain names related to the Business, including removing such trademarks, trade names and domain names from all products, signage, technical information and promotional materials, and (ii) from and after the Closing Date, Seller and its Affiliates will not do business as or represent themselves as the Business, the Company or any Company Subsidiary. Seller and its Affiliates shall make all filings with any office, agency or body and take all other actions necessary to effect, as of the Closing Date, the elimination of any use of the Company’s and Company Subsidiaries’ registered and unregistered trademarks, trade names and domain names from the corporate names, registered names or registered fictitious names of Seller and its Affiliates.

6.6 Confidentiality.

(a) The information provided by the parties in connection with this Agreement and the transactions contemplated hereby is subject to the terms of the confidentiality and nondisclosure agreement between Buyer and Seller dated December 10, 2015 (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference. Effective upon the Closing, the Confidentiality Agreement shall terminate.

(b) After the Closing, Seller and its Affiliates will hold, and will use their commercially reasonable efforts to cause their respective officers, directors, employees, accountants, counsel, consultants, advisors and agents to hold, in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of applicable Law, all confidential documents and information concerning the Company and the Company Subsidiaries, except to the extent that such information can be shown to have been (i) in the public domain through no fault of Seller or its Affiliates or (ii) later lawfully acquired by Seller from sources other than those related to its prior ownership of the Company and the Company Subsidiaries.

6.7 Publicity.

Prior to the Closing, neither Seller nor Buyer shall issue any press release or public announcement concerning this Agreement or the transactions contemplated hereby or disclose the terms of this Agreement, including the Purchase Price, without obtaining the prior written approval of the other party hereto, unless, in the judgment of Seller or Buyer, disclosure is otherwise required by applicable Law or by the applicable rules of any stock exchange on which Buyer lists its securities, provided that, the party intending to make such release shall, consistent with applicable Law, consult with the other party with respect to the text thereof prior to any such disclosure. Seller and Buyer agree that the initial press release to be issued in connection with the transactions contemplated hereby shall be in a form mutually agreed by them.

6.8 Employment and Employee Benefits.

Buyer shall, for a period of one year immediately following the Closing Date, cause the Company to provide current employees of the Company and employees of any Company Subsidiary, in each case, as of immediately prior to the Closing (collectively, other than any employee on leave, the “Company Employees”) with (i) base salaries and commission structures no less favorable to the Company Employees than as in effect on the Closing Date and (ii) employee benefit plans and programs that are comparable, in the aggregate, with the employee benefit plans and programs provided to similarly situated employees of Buyer and its Subsidiaries. Buyer shall recognize the service of Company Employees with the Company prior to the Closing Date as service with Buyer and its Affiliates in connection with any 401(k) savings plan and welfare benefit plans and policies (including vacations and leave policies) maintained by Buyer which is made available following the Closing Date by Buyer for purposes of any waiting period, vesting, eligibility and benefit entitlement (but excluding benefit accruals).

6.9 Sublease Agreement.

(a) At the Closing, Buyer or the Company shall execute and deliver a sublease agreement (the “Buyer Sublease Agreement”) with Seller for the premises located at Two Washingtonian Center, 9737 Washingtonian Blvd., Ste. 200 (i.e., the second floor), Gaithersburg, Maryland 20878-7364, in a form that reflects the same economic and other material terms as the master lease with respect to such premises, on a pro rata basis based upon the amount of square feet subject to the sublease as compared to the amount subject to the master lease, including with respect to rent and duration, and such other terms as the landlord(s) may require and to which Seller and Buyer consent (such consent not to be unreasonably withheld, conditioned or delayed). The parties agree to (x) use their good faith commercially reasonable efforts to promptly negotiate the form of such sublease to be executed at Closing, which shall reflect the terms set forth in this Section 6.9(a) and (y) to execute that agreed upon sublease at Closing. Upon the mutual written agreement of Seller and Buyer, the Buyer Sublease Agreement may also provide for the sublease to Buyer of additional space located on the third floor of the building referenced above.

(b) At the Closing, Seller shall execute and deliver, at the election of Seller, either (i) a sublease agreement (the “Seller Sublease Agreement”) with the Company for the premises located at One Washingtonian Center (Sodexho Building), Gaithersburg, Maryland 20878-7364, in a form that reflects the same economic and other material terms as the master lease with respect to such premises, on a pro rata basis based upon the amount of square feet subject to the sublease as compared to the amount subject to the master lease, including with respect to rent and duration, and such other terms as the landlord(s) may require and to which Seller and the Company consent (such consent not to be unreasonably withheld, conditioned or delayed), or (ii) the Company shall assign to Seller and Seller shall assume from the Company such master lease, and the Company’s rights and obligations thereunder (the “Lease Assignment”), with such additional terms as the landlord may require and to which Seller and the Company consent (such consent not to be unreasonably, withheld, conditioned or delayed). The parties agree to use their good faith commercially reasonable efforts to promptly negotiate the form of such Lease Assignment to be executed at Closing which Lease Assignment shall reflect the terms set forth in this Section 6.9(b) and to execute that agreed upon Lease Assignment at Closing.

6.10 Restrictive Covenants of Seller.

(a) Beginning on the Closing Date and continuing for a three (3) year period thereafter, neither Seller nor any of its Affiliates will, directly or indirectly, individually or in any other capacity whatsoever of or for any Person:

(i) Own, manage, operate, control, participate or engage in the ownership, management, operation, or control of any business primarily engaged, in the United States, in a business that is the same or substantially similar to the Business (provided, however, that nothing herein shall prohibit any such Person from holding not more than two percent (2%) of the outstanding amount of any publicly traded security); or

(ii) Recruit, attempt to hire, solicit, or assist others in recruiting, attempting to hire or solicit, any person who is an employee of the Company or any Company Subsidiary as of the Closing or induce or attempt to induce any such employee to terminate his/her employment with Buyer, the Company or any of the Company Subsidiaries, provided the foregoing shall not prohibit Seller or its Affiliates from (x) employing any such employee (other than an executive officer) who is recruited through a general solicitation, advertising or on-line posting not directed at such employee, or (y) soliciting or employing any such employee that has been previously terminated by Buyer, the Company or any Company Subsidiary, or has not worked for any of Buyer, the Company or any Company Subsidiary during the preceding six (6) months.

(b) Seller acknowledges that the scope and period of restrictions and the geographical area to which the restrictions imposed in this Section 6.10 are fair and reasonable and are reasonably required for the protection of the Company and Buyer. If any provision contained in this Section 6.10 shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, but this Section 6.10 shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. It is the intention of the parties that if any of the restrictions or covenants contained herein is held to cover a geographic area or to be for a length of time which is not permitted by applicable law, or in any way construed to be too broad or to any extent invalid, such provision shall not be construed to be null, void and of no effect, but to the extent such provision would be valid or enforceable under applicable Law, a court of competent jurisdiction shall construe and interpret or reform this Section 6.10 to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained herein) as shall be valid and enforceable under such applicable Law. Seller acknowledges that Buyer would be irreparably harmed by any breach of this Section 6.10 and that there would be no adequate remedy at law or in damages to compensate Buyer for any such breach. Seller agrees that Buyer shall be entitled to injunctive relief requiring specific performance by Seller of this Section 6.10, and Seller consents to the entry thereof.

6.11 Assistance and Cooperation.

(a) For a period of six (6) years after the Closing Date, upon reasonable prior written notice, Buyer and Seller shall furnish or cause to be furnished to each other and their respective employees, agents, auditors and representatives access, during normal business hours, to such information, books and records relating to the Company and the Company Subsidiaries as is reasonably necessary for financial reporting and accounting matters, for reports or filings with any Governmental Bodies, for the preparation and filing of Tax Returns, reports or forms for the defense of any Tax claims, assessments, audits or disputes, or for the prosecution or defense of any Legal Proceeding, except for Legal Proceedings between the parties hereto. Except as otherwise agreed to in writing, each party shall reimburse the other for reasonable out-of-pocket costs and expenses incurred in assisting the other pursuant to this Section 6.11. Each party shall have the right to copy any of such records at its own expense. Neither party shall be required by this Section 6.11 to take any action that would unreasonably interfere with the conduct of its business or unreasonably disrupt its normal operations. Notwithstanding anything to the contrary in this Agreement, neither party shall be required to disclose any information to the other party if such disclosure would, in the disclosing party’s sole discretion (y) jeopardize any attorney-client privilege; or (z) contravene any applicable Law or binding agreement (provided that the disclosing party shall use commercially reasonable efforts to disclose such information in a way that would not jeopardize such privilege or to obtain the consent of third parties to permit such disclosure, as applicable).

(b) For calendar years 2016 and 2017, Buyer agrees to provide Seller with sufficient information to calculate revenue from the sale of goods and services included in the historical “OPIS Retail Price Lines” business as more fully described on Schedule 6.12(b) hereto.

6.12 Tax Matters.

(a) For purposes of this Agreement, Taxes, if any, attributable to any Straddle Period of the Company or any Company Subsidiary shall be allocated to (A) Seller for the portion of such Straddle Period up to and including the Closing Date, and (B) Buyer for the portion of such Straddle Period subsequent to the Closing Date. For purposes of the preceding sentence, Taxes for the portion of each Straddle Period up to and including the Closing Date and for the portion of such Straddle Period subsequent to the Closing Date shall be determined on the basis of an interim closing of the books of the Company as of the close of business on the Closing Date, except that exemptions, allowances or deductions that are calculated on an annual basis, such as the deduction for cost recovery or depreciation, and Taxes imposed on a periodic basis, such as real property and personal property Taxes, will in each case be apportioned on a daily basis.

(b) Seller shall prepare or cause to be prepared, and file or cause to be filed, all Tax Returns of the Company and any Company Subsidiary for all taxable periods that end on or prior to the Closing Date. All such Tax Returns shall be prepared on a basis that is consistent with the manner in which Seller prepared or filed, or caused to be prepared or filed, such Tax Returns for prior periods. Seller shall provide Buyer with substantially final draft Tax Returns required to be prepared by Seller pursuant to this Section 6.12(b) at least thirty (30) calendar days prior to the due date for filing such return (or, if such Tax Return is required to be filed within thirty (30) calendar days after the Closing Date, as soon as practicable after preparation but prior to filing thereof), for Buyer’s review and comment and approval, which approval shall not be unreasonably withheld or delayed. In the event of any dispute with respect to such Tax Return, Seller and Buyer shall negotiate in good faith to attempt to reach a resolution thereof in good faith for a period of ten (10) calendar days or such shorter or longer period as they may agree upon.

(c) Buyer is responsible for filing all Tax Returns required to be filed by or on behalf of the Company or any Company Subsidiary for all taxable periods ending after the Closing Date. With respect to any Tax Return required to be filed by Buyer pursuant to this Section 6.12(c) for a Straddle Period of the Company, Buyer shall provide Seller with a substantially final draft of that completed Tax Return and a statement setting forth the amount of Tax shown on that Tax Return that is allocable to Seller under Section 6.12(a) (the “Statement”) at least thirty (30) calendar days before the due date for filing that Tax Return for the review, comment and approval of Seller which approval shall not be unreasonably withheld or delayed. In the event of any dispute with respect to such Tax Return or Statement, Seller and Buyer shall negotiate in good faith to attempt to reach a resolution thereof for a period of ten (10) calendar days or such shorter or longer period as they may agree upon. Not later than five (5) Business Days before the due date for payment of Taxes with respect to that Tax Return, Seller shall pay to Buyer an amount equal to the Taxes shown on the Statement as being allocable to Seller under Section 6.12(a) but only to the extent such Taxes have not been reflected as Current Liabilities for purposes of determining the Final Closing Working Capital.

(d) Buyer will not permit the Company to take any actions on or after the Closing affecting the income Tax treatment of the Company or any Company Subsidiary for a period prior to the Closing that are out of the ordinary course of business, except as provided for in this Agreement or agreed to in writing by Seller. Neither Buyer and its Affiliates, and after the Closing, neither the Company nor any Company Subsidiaries, shall amend or cause to be amended any Tax Return that relates to any Tax period or portion thereof that ends on or before the Closing Date without the consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed.

(e) After the Closing Date, Buyer, on the one hand, and Seller on the other hand, shall provide each other with reasonable cooperation in connection with the preparation of Tax Returns of the Company and shall make available to the other and to any Taxing authority, as reasonably requested, all information, records or documents in their possession relating to Tax liabilities or potential Tax liabilities of the Company for all periods prior to or including the Closing Date and shall preserve all such information, records and documents in accordance with their regular document retention policies or as provided above in Section 6.11.

(f) Any Tax refund of the Company or any Company Subsidiary received by Buyer, its Affiliates or the Company to the extent that such refund relates to Taxes paid by the Company or any Company Subsidiary for any Tax period or portion thereof ending on the Closing Date is for the account of Seller (other than (x) any such refunds to the extent they are reflected as Current Assets for purposes of determining Final Closing Working Capital), together with interest received from the applicable Taxing authority with respect to any such refund or portion thereof, and Buyer shall pay over to Seller any such refund net of any Taxes or other costs incurred in connection with receipt or obtaining such refund within thirty (30) calendar days of receipt or recognition thereof.

(g) Buyer and Seller shall each be responsible for fifty percent (50%) of all sales, use, stamp, recordation and similar transfer Taxes imposed with respect to the sale of the Company Interests and related transactions contemplated by this Agreement.

(h) Buyer and Seller intend to treat the Escrow Amount as an installment obligation for purposes of Section 453 of the Code, and except to the extent required by applicable Law, neither Buyer nor Seller shall take any action or filing position inconsistent with such characterization; provided, however, Seller may, in its sole determination, elect out of such installment sale treatment.

(i) The parties agree that Change in Control Payments shall (A) be reported by the Company, Buyer, Seller and any other recipients of such payments as payments by the Company of compensation; (B) be paid through Company payroll; and (C) to the extent paid to current or former employees, be treated as “wages” subject to income and employment tax withholding. All deductions arising from such payments, including with respect to any federal and state income and employment Tax obligations arising in connection with such payments and any deductions arising from the payment of Transaction Costs shall be allocated to pre-Closing periods, and the parties shall file all Tax Returns and reports consistent with such allocation to the extent permitted under applicable Law.

(j) In the case of any Tax proceeding after the Closing Date involving any Taxes of the Company or any of the Company Subsidiaries for any period prior to the Closing for which Seller is liable under the terms of this Agreement, Seller shall, upon written notice to Buyer, have the right to control, at its own expense, the conduct of such Tax proceeding as a Third Party Claim under Section 11.4(b).

6.13 Transition Services Agreement.

As of the date hereof, Seller provides to the Company the services and resources set forth on Schedule 6.13. In connection with the transition of the Business to Buyer, the parties agree that Seller and the Company shall enter into the Transition Services Agreement at Closing, pursuant to which the Seller shall provide such services and resources for the consideration set forth therein. With the written consent of both Buyer and Seller, the Transition Services Agreement may be revised in writing prior to Closing to contain additional or modified terms, that are mutually agreeable to Buyer and Seller, acting reasonably, provided however that such revision to the Transition Services Agreement shall not be a condition to Closing.

6.14 Resignations.

Seller will deliver to Buyer the resignations, to be effective as of the Closing Date, of all officers and directors of the Company and each Company Subsidiary notified by Buyer to Seller at least two (2) Business Days prior to the Closing, from their positions with the Company or any Subsidiary at or prior to the Closing Date.

6.15 Notices of Certain Events.

Seller shall promptly notify Buyer of (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement or any other agreements contemplated hereby; (ii) any notice or other communication from any Governmental Body in connection with the transactions contemplated by this Agreement or any other agreements contemplated hereby; and (iii) any Legal Proceedings commenced or, to the Knowledge of Seller, threatened against, relating to or involving or otherwise affecting the Business, the Company or any Company Subsidiary that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 4.17 or that relate to the consummation of the transactions contemplated by this Agreement or any other agreements contemplated hereby; provided, however, that the delivery of any notice pursuant to this Section 6.15 shall not limit or otherwise affect the remedies available hereunder to the Buyer.

6.16 Settlement of Swap.

Prior to the Closing, the Seller shall, at its own cost and expense and without any cost, expense or liability to Buyer, the Company or any Company Subsidiary, settle, terminate, extinguish and fully discharge the Swap Agreement.

6.17 Termination of Related Party Agreements.

The Seller shall, and shall cause the Company and the Company Subsidiaries to, as applicable, terminate on or prior to Closing without any further liability to the Company or any Company Subsidiary (i) each Contract set forth on Schedule 4.25 and (ii) each Contract that would have been required to be disclosed on Schedule 4.25 (whether entered into prior to, on or after the date hereof).

6.18 Delivery of Audited Financial Statements.

As soon as available, but in any event within ninety (90) days after December 31, 2015, if the Closing has not yet occurred, Seller shall use its reasonable best efforts to deliver to Buyer an audited consolidated balance sheet of the Company and the Company Subsidiaries as of December 31, 2015 and the related audited consolidated statements of income and cash flows of the Company and the Company Subsidiaries for the year ended December 31, 2015 (collectively, the “Audited Financial Statements”), together with an unqualified audit report of Seller’s independent accountants, with respect to the Audited Financial Statements. The Audited Financial Statements shall be prepared in accordance with GAAP.

6.19 NAVX Purchase Agreement.

On or prior to Closing, United Communications Group, Inc., an Affiliate of Seller (“UCG”), shall assign to the Company, and the Company shall assume, the NAVX Purchase Agreement to the Company, and UCG’s rights and obligations thereunder, including (i) the right to indemnification and (ii) the obligation to return the Retained Amount (as defined in the NAVX Purchase Agreement, the “NAVX Retained Amount”) to the sellers under the NAVX Purchase Agreement in accordance with its terms.

6.20 OPIS Guarantee.

Prior to Closing, Seller shall use its commercially reasonable efforts to cause the obligations of the Company under the OPIS Guarantee to be fully released or otherwise assigned from the Company to Seller or one of its Affiliates, including using commercially reasonably efforts to obtain the consent of Tundra Development Limited (f/k/a GB Internet Solutions Inc.) to such release or assignment. In any event, Seller shall promptly pay, for and on behalf of the Company, all amounts as and when due under the terms of the Consulting Services Agreement or OPIS Guarantee (as applicable), whether such payments arise or are payable prior to, on or after Closing.

ARTICLE VII - CONDITIONS TO CLOSING

The obligations of Buyer to consummate the transactions contemplated by this Agreement are subject to the satisfaction at or prior to the Closing of each of the following conditions, any one or more of which may be waived in writing, to the extent permitted by applicable Law, by Buyer.

7.1 Representations and Warranties of Seller. All of the representations and warranties made by Seller in this Agreement (and in any certificates required to be delivered by Seller pursuant to this Agreement), shall be true and correct in all respects as of the date hereof and as of the Closing Date as if made on and as of the Closing Date (or, if given as of a specific date, at and as of such date) (without giving effect to materiality, Material Adverse Effect or similar phrases in the representations or warranties), except where such failures to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect; provided, however, that the Fundamental Seller Representations (other than the representations and warranties set forth in Section 4.4 and Section 4.8(a)(ii)) shall be true and correct in all material respects (without giving effect to materiality, Material Adverse Effect or similar phrases in the representations or warranties) as of the applicable dates referred to above; provided further, however, that the representations and warranties set forth in Section 4.4 and Section 4.8(a)(ii) shall be true and correct in all respects as of the applicable dates referred to above.

7.2 Covenants of Seller and the Company. Seller and the Company shall have performed and complied with, in all material respects, all agreements and covenants required by this Agreement to be performed or complied with by them at or prior to the Closing.

7.3 Third Party Consents. All of the Required Consents shall have been obtained or made or complied with, and the same shall be in full force and effect.

7.4 Absence of Proceedings and Laws. No proceeding by any Governmental Body shall be pending or threatened, with the object of challenging or preventing consummation of the transactions contemplated by this Agreement and no applicable Law or Order which prohibits, prevents or makes illegal the transactions contemplated by this Agreement or the other agreements contemplated hereby shall have been issued by any Governmental Body and remain in effect.

7.5 Absence of Certain Changes. Since the date of this Agreement, there shall have been no Material Adverse Effect.

7.6 Closing Indebtedness; Release of Encumbrances. All Liens in respect of any Closing Indebtedness shall have been released and the Company shall have no further obligation with respect to the Closing Indebtedness and the Seller shall deliver to Buyer evidence of such releases reasonably satisfactory to Buyer.

7.7 Termination of Credit Facility. The obligations of the Company and Company Subsidiaries under that certain Revolving Credit and Term Loan Agreement, dated as of March 1, 2013, by and among the Company, the Loan Parties (as defined therein), the lenders referred to therein and SunTrust Bank, as administrative agent shall have been terminated.

7.8 HSR Approval. The applicable waiting period under the HSR Act shall have expired or early termination of such waiting period shall have been granted and any other approvals or clearances required to consummate the transactions under this Agreement under any other antitrust or competition Laws shall have been obtained.

ARTICLE VIII - CLOSING CONDITIONS OF SELLER

The obligations of Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction at or prior to the Closing of each of the following conditions, any one or more of which may be waived (but only in writing), to the extent permitted by applicable Law, by Seller:

8.1 Representations and Warranties of Buyer. All of the representations and warranties made by Buyer in this Agreement (and in any certificates delivered by it pursuant to this Agreement), shall be true and correct in all material respects as of the date hereof and as of the Closing Date as if made on and as of the Closing Date (or, if given as of a specific date, at and as of such date).

8.2 Covenants of Buyer. Buyer shall have performed and complied with, in all material respects, all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing.

8.3 Absence of Proceedings and Laws. No proceeding by any Governmental Body shall be pending or threatened, with the object of challenging or preventing consummation of the transactions contemplated by this Agreement and no applicable Law or Order which prohibits, prevents or makes illegal the transactions contemplated by this Agreement or the other agreements contemplated hereby shall have been issued by any Governmental Body and remain in effect.

8.4 HSR Approval. The applicable waiting period under the HSR Act shall have expired or early termination of such waiting period shall have been granted and any other approvals or clearances required to consummate the transactions under this Agreement under any other antitrust or competition Laws shall have been obtained.

ARTICLE IX - CLOSING DELIVERIES

9.1 Deliveries to Be Made by Seller at the Closing. At the Closing, Seller shall deliver or cause to be delivered to Buyer the following, in form and substance reasonably satisfactory to Buyer:

(a) assignments transferring the Company Interests to Buyer free and clear of all Liens, other than restrictions on transfers under applicable securities laws, if any, and the certificate for such Company Interests duly endorsed for transfer on the ledger and books and records of the Company;

(b) a certificate dated as of the Closing Date duly executed and completed by an officer of Seller certifying the matters set forth in Sections 7.1, 7.2 and 7.5;

(c) a certificate duly executed and completed by Seller substantially in the form specified in Treasury Regulation Section 1.1445-2(b)(2)(iv), certifying as to Seller’s non-foreign status;

(d) a copy of the Transition Services Agreement executed by Seller;

(e) a copy of the Escrow Agreement executed by Seller and Escrow Agent;

(f) a copy of the Buyer Sublease Agreement executed by the Seller and (if not to be signed by Buyer) the Company, and a copy of the Seller Sublease Agreement or the Lease Assignment, as applicable, executed by Seller and the Company;

(g) a copy of the GasBuddy Marketing Agreement executed by GasBuddy/OpenStore, LLC;

(h) written evidence reasonably satisfactory to Buyer that the Swap Agreement has been settled, terminated, extinguished and fully discharged, without any cost, expense or liability to Buyer, the Company or any Company Subsidiary; and

(j) all other documents, assurances and other matters required by this Agreement to be delivered to Buyer at or before the Closing and not previously delivered to Buyer before the Closing.

9.2 Deliveries to be Made by the Buyer at the Closing. At the Closing, Buyer shall deliver or cause to be delivered to Seller the following, in form and substance reasonably satisfactory to Seller:

(a) the Closing Payment, as provided in Section 2.2(b);

(b) a certificate dated as of the Closing Date duly executed and completed by an officer of Buyer certifying the matters set forth in Sections 8.1 and 8.2;

(c) a copy of the Transition Services Agreement executed by Buyer;

(d) a copy of the Buyer Sublease Agreement executed by Buyer;

(e) a copy of the Escrow Agreement executed by Buyer;

(f) a copy of the GasBuddy Marketing Agreement executed by Buyer or an Affiliate of Buyer; and

(g) all other documents, assurances and other matters provided in this Agreement to be delivered to Seller at or before the Closing and not previously delivered to Seller.

ARTICLE X - TERMINATION OF AGREEMENT

10.1 Termination of Agreement.

(a) This Agreement may be terminated and the sale and purchase of the Company Interests may be abandoned any time prior to the Closing Date as follows:

(i) by mutual written consent of Seller and Buyer;

(ii) by Seller or Buyer if there shall be in effect a final nonappealable Order of a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby;

(iii) at the election of Seller or Buyer after one hundred and eighty 180 calendar days from the date of this Agreement, if the Closing shall not have then occurred by the close of business on such date, provided that Seller or Buyer, as applicable, shall not be entitled to terminate this Agreement pursuant to this Section 10.1(a)(iii) if the principal reason the sale and purchase of the Company Interests shall not have been consummated by such date is the material breach by such party of its obligations under this Agreement;

(iv) by Buyer, if Buyer is not then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement, and there has been a breach of any representation, warranty, covenant or agreement of Seller contained in this Agreement which, if not cured, would cause the conditions to Closing set forth in Articles VII or VIII not to be satisfied and such breach has not been cured within (A) thirty (30) calendar days following receipt by Seller of notice of such breach from Buyer or (B) if Seller is taking reasonable steps to cure such breach, sixty (60) calendar days following receipt by Seller of notice of such breach from Buyer; provided, however, that no cure period shall be required for a breach which by its nature cannot be cured; or

(v) by Seller, if Seller is not then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement, and there has been a breach of any representation, warranty, covenant or agreement of Buyer contained in this Agreement which, if not cured, would cause the conditions to Closing set forth in Articles VII or VIII not to be satisfied and such breach has not been cured within (A) thirty (30) calendar days following receipt by Buyer of notice of such breach from Seller or (B) if Buyer is taking reasonable steps to cure such breach, sixty (60) calendar days following receipt by Buyer of notice of such breach from Seller; provided, however, that no cure period shall be required for a breach which by its nature cannot be cured.

10.2 Procedure Upon Termination.

In the event of termination of this Agreement by Buyer or Seller, or both, pursuant to Section 10.1 hereof, written notice thereof shall forthwith be given to the other party, and this Agreement shall terminate, without further action by Buyer or Seller, subject to Section 10.3 below.

10.3 Effect of Termination.

In the event that this Agreement is terminated in accordance with Section 10.1, then each of the parties shall be relieved of its duties and obligations arising under this Agreement after the date of such termination and such termination shall be without liability to Buyer or Seller; provided, however, that no such termination shall relieve any party hereto from liability for any breach by such party of this Agreement and, provided, further, that the provisions of the Confidentiality Agreement, this Section 10 and Section 12 shall remain in full force and effect and survive any termination of this Agreement in accordance with their respective terms.

ARTICLE XI - INDEMNITY

11.1 Survival of Representations and Warranties.

The representations and warranties (“Warranty” or “Warranties”, as the case may be) (i) contained in this Agreement (other than those contained in Section 4.10 (Taxes) and Section 4.21 (Environmental Matters)) shall survive until the date that is one (1) year after the Closing Date, (ii) contained in Section 4.21 (Environmental Matters) shall survive until the date that is two (2) years after the Closing Date, and (iii) contained in Section 4.10 (Taxes) shall survive until the date that is thirty (30) calendar days after the expiration of the applicable statute of limitations (including any extensions or waivers thereof) for the Taxes involved, unless on or prior to such applicable date a claim for indemnification, in accordance with the notice requirements under Section 11.4, is made with respect to any such Warranty in which case such Warranty shall survive until, but only for the purposes of, the resolution of such claim and payment of any indemnification in relation thereto; provided, however, the Fundamental Seller Representations (other than the representations and warranties contained in Section 4.9(b)) and the Fundamental Buyer Representations shall survive indefinitely; provided further, however, that the representations and warranties contained in Section 4.9(b) shall survive until the date that is two (2) years after the Closing Date. All covenants and agreements contained in this Agreement shall remain in full force and effect in accordance with their terms and breaches thereof shall survive indefinitely or until the latest date permitted by Law (or, if no survival period is specified, indefinitely).

11.2 Obligation of Seller to Indemnify.

Subject to the terms and conditions of this Article XI, from and after the Closing, Seller agrees to indemnify Buyer and its Affiliates and their respective officers, directors, employees, agents, successors and assigns in respect of, and hold them harmless against, any and all losses, liabilities, damages, claims, and all expenses, howsoever arising, including interest, penalties and reasonable attorneys’ and accountants’ fees and disbursements (each, a “Loss”), suffered, sustained or incurred based upon, resulting from, arising out of or otherwise in respect of:

(a) any inaccuracy in or breach of any Warranty made by Seller in this Agreement or any certificate delivered hereunder (determined without regard to any qualification or exception contained therein relating to materiality or Material Adverse Effect or similar qualification or standard);

(b) any breach or nonperformance of any covenants, obligations or agreements made by Seller in this Agreement;

(c) any Transaction Costs not paid by the Seller, the Company or any of the Company Subsidiaries prior to Closing and not taken into account in determining the Purchase Price;

(d) any Closing Indebtedness not taken into account in determining the Purchase Price;

(e) any Taxes of the Company or any Company Subsidiary relating to any Tax period or portion thereof ending on or before the Closing Date; or

(f) the existence, ownership or operation of the Excluded Subsidiaries prior to the Closing (including arising from or related to any Taxes), whether arising before, on or after the Closing Date, including the distribution or transfer of such entities to Seller or one or more of its Affiliates prior to Closing and including any liabilities or obligations of the Company under the OPIS Guarantee, but excluding with respect to the rights and obligations of the parties to and under the (i) GasBuddy Marketing Agreement, (ii) that certain Data License Agreement, dated January 1, 2016, between the Company and GasBuddy/OpenStore, LLC, and (iii) that certain side letter for professional services to be entered into between the Company and GasBuddy/OpenStore, LLC at Closing, in the form provided to Buyer.

11.3 Obligation of Buyer to Indemnify.

Subject to the terms and conditions of this Article XI, from and after the Closing, Buyer agrees to indemnify Seller and its Affiliates and their respective officers, directors, employees, agents, successors and assigns in respect of, and hold them harmless against, any and all Losses, based upon, resulting from, arising out of or otherwise in respect of:

(a) any inaccuracy in or breach of any Warranty made by Buyer in this Agreement or any certificate delivered hereunder (determined without regard to any qualification or exception contained therein relating to materiality or Material Adverse Effect or similar qualification or standard); or

(b) any breach or nonperformance of any covenants, obligations or agreements made by Buyer or, after the Closing, the Company in this Agreement.

11.4 Notice and Opportunity to Defend.

(a) A party entitled to indemnification hereunder (an “Indemnified Party”) shall give the indemnifying party (an “Indemnifying Party”) notice of any matter which an Indemnified Party has determined has given or would give rise to a right of indemnification under this Agreement, within thirty (30) days of such determination, stating the Indemnified Party’s reasonable estimate of the amount of the Loss, if known and based on the facts then known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises; provided, however, that the failure to provide such notice shall not release an Indemnifying Party from any of its obligations under this Article XI, except to the extent Indemnifying Party is materially prejudiced by such failure.

(b) If the matter specified in the notice provided in Section 11.4(a) relates to a claim by a third party (a “Third Party Claim”), then such Indemnifying Party shall be entitled to participate in the defense thereof and, subject to the limitations set forth in this Section 11.4(b), assume and control the defense of such Third Party Claim at its expense and through counsel of its choice (and reasonably satisfactory to the Indemnified Party) if it gives notice of its intention to do so to the Indemnified Party within twenty (20) calendar days of the receipt of such notice from the Indemnified Party; provided that the Indemnifying Party shall not be entitled to assume or maintain control of the defense of any Third Party Claim (including any settlement thereof) and shall pay the fees and expenses of counsel retained by the Indemnified

Party if (w) the Indemnifying Party does not deliver to the Indemnified Party an acknowledgement that it would have an indemnity obligation for the Losses resulting from such Third Party Claim as provided under, and subject to the terms and conditions of, this Article XI within twenty (20) days of receipt of notice of the Third Party Claim, (x) the Third Party Claim relates to or arises in connection with any criminal proceeding, action indictment, allegation or investigation, (y) the Third Party Claim seeks an injunction or equitable relief against the Indemnified Party that if granted would reasonably be expected to have a material adverse effect on the Indemnified Party, or (z) the Indemnifying Party has failed or is failing to prosecute or defend vigorously the Third Party Claim. In the event that the Indemnifying Party has not assumed the defense of such Third Party Claim within a reasonable period after its notice of its intention to do so or does not provide notice that it intends to do so within the required time, (i) the Indemnified Party may defend against the Third Party Claim in any manner it reasonably may deem appropriate; (ii) the Indemnifying Party will reimburse the Indemnified Party promptly for the costs of defending against such Third Party Claim (including reasonable attorneys’ fees and expenses); and (iii) the Indemnifying Party will remain responsible for any Losses the Indemnified Party may incur resulting from such Third Party Claim, in each of (ii) and (iii) to the extent the Indemnified Party is actually entitled to indemnification hereunder for such costs or Losses. In the event an Indemnifying Party exercises the right to undertake any such defense against any such Third Party Claim as provided above, the Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to such Indemnifying Party, at the Indemnifying Party’s expense, all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by such Indemnifying Party. Similarly, in the event the Indemnified Party is, directly or indirectly, conducting the defense against any Third Party Claim, the Indemnifying Party shall cooperate with the Indemnified Party in such defense and make available to the Indemnified Party, at the Indemnifying Party’s expense, all such witnesses, records, materials and information in the Indemnifying Party’s possession or under the Indemnifying Party’s control relating thereto as is reasonably required by the Indemnified Party. If the Indemnifying Party assumes such defense as provided above, the Indemnified Party shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Party, it being understood, however, that the Indemnifying Party shall control such defense and the Indemnifying Party shall be liable for the fees and expenses of counsel employed by the Indemnified Party for any period during which the Indemnifying Party has not assumed the defense thereof to the extent such fees and expenses are Losses for which the Indemnified Party is actually entitled to indemnification hereunder. No such Third Party Claim may be settled by the Indemnifying Party without the approval of the Indemnified Party, which approval shall not be unreasonably withheld, conditioned or delayed.

11.5 Limitations on Liability.

(a) Inconsistencies. Notwithstanding any other provision of this Agreement to the contrary (other than Section 6.12 (Tax Matters)), the liability of Buyer or Seller as an Indemnifying Party under every provision of this Agreement (other than Seller’s liability under Section 6.12 (Tax Matters)), including without limitation the Warranties, shall be limited only in the manner, and to the extent, set out in this Section 11.5. If there is any inconsistency between the provisions of this Section 11.5 and any other provision of this Agreement (other than Section 6.12 (Tax Matters)), then the provisions of this Section 11.5 shall prevail.

(b) Claim Value Limits. Except with respect to Losses arising from breach of the Fundamental Seller Representations (other than in respect of Losses arising from breach of the representations or warranties in Section 4.9(b), to which the De Minimis Amount shall apply) or the Fundamental Buyer Representations (as applicable), (i) neither Seller nor Buyer shall be liable for indemnification under Section 11.2(a) or Section 11.3(a), respectively, (other than, in the case of Seller, with respect to breaches of the representations and warranties set forth in Section 4.10 (Taxes)) in respect of any Losses unless and until the total aggregate amount of such Losses exceeds Three Million Dollars ($3,000,000) (the “Deductible”), in which event Seller or Buyer, as applicable, shall only be liable for the Losses in excess of the Deductible, and (ii) no Losses may be claimed for purposes of Section 11.2(a) or Section 11.3(a) other than Losses in excess of Twenty Five Thousand Dollars ($25,000) (the “De Minimis Amount”) resulting from any single claim (provided that claims arising out of similar facts, events or circumstances shall be aggregated for purposes of calculating the De Minimis Amount). The total aggregate liability of (i) Seller under Section 11.2(a) (other than with respect to breaches of representation and warranties set forth in Section 4.10 (Taxes)) or (ii) Buyer under Section 11.3(a), shall not in any event exceed an amount equal to Sixty Five Million Dollars ($65,000,000) in the aggregate (the “Cap”); provided that the Cap shall not apply to Losses in connection with a breach of the Fundamental Seller Representations (excluding the representations and warranties in Section 4.9(b), to which the Cap shall apply) or the Fundamental Buyer Representations (as applicable) or fraud. Notwithstanding anything in this Agreement to the contrary, (A) in no event shall the respective aggregate liability of each of Seller and Buyer (subject to the following clause (B)) under or relating to this Agreement exceed an amount equal to the Base Purchase Price, and (B) for the avoidance of doubt, none of the foregoing limitations in this Section 11.5(b) shall apply to Buyer’s obligation to pay in full the Purchase Price owed pursuant to this Agreement.

(c) Limitation of Damages. NEITHER PARTY SHALL BE LIABLE FOR (I) SPECIAL, PUNITIVE, EXEMPLARY (EXCEPT FOR SPECIAL, PUNITIVE, EXEMPLARY DAMAGES AWARDED IN A THIRD PARTY CLAIM), (II) CONSEQUENTIAL OR INDIRECT DAMAGES (OTHER THAN TO THE EXTENT REASONABLY FORESEEABLE), WHETHER BASED ON CONTRACT, TORT, STRICT LIABILITY, OTHER LAW OR OTHERWISE AND WHETHER OR NOT ARISING FROM ANY OTHER PARTY’S SOLE, JOINT OR CONCURRENT NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT.

(d) Exclusive Remedy. Except as set forth in Sections 2.5(c), 6.10 and 12.12, and except for fraud, from and after the Closing, the remedies provided in this Article XI shall be the sole recourse of Buyer or Seller hereto for all Losses based upon, arising from or relating to any breach of any representation, warranty, covenant or agreement contained in this Agreement. In furtherance of the foregoing, except as set forth in Sections 2.5(c), 6.11 and 12.12, and except for fraud, from and after the Closing, each party hereby waives, to the fullest extent permitted under Law, any and all rights, claims, and causes of action for any breach of any representation, warranty, covenant, agreement, or obligation set forth herein or otherwise relating to the subject matter of this Agreement it, its Affiliates and their respective officers, directors, employees, agents, successors and assigns may have against the other party and its Affiliates and their respective officers, directors, employees, agents, successors and assigns arising under or based upon any Law, except pursuant to the indemnification provisions set forth in this Article XI.

(e) Calculation of Losses. The amount of any claims or Losses subject to indemnification under this Article XI shall be calculated net of any amounts recovered by the party seeking indemnification or its Affiliates (including the Company after the Closing) under applicable insurance policies (but taking into account any deductible or retention and initial premium increase resulting therefrom), and such party agrees to make or cause to be made all commercially reasonable claims for insurance under such policies that may be applicable to the matter giving rise to the indemnification claim hereunder. The amount of any such Losses shall be calculated net of the present value of any Tax benefits to the party seeking indemnification and its Affiliates (including the Company after the Closing) resulting from the matter giving rise to the indemnification claim hereunder (computed at the highest effective marginal tax rates at which such Person is then paying Taxes and limited to the extent that the Tax benefits are actually recognized with respect to the tax year or prior tax years of such Person, in which such Loss is claimed).

(f) No Duplication. Buyer and the Company shall not be entitled to indemnification from Seller hereunder to the extent there has been included in the calculation of the Purchase Price adjustment (pursuant to Section 2.5) a specific liability or reserve relating to such matter, including (i) a Current Liability included in the calculation of the Final Closing Working Capital, or (ii) Closing Indebtedness or Transaction Costs included in the final calculation of the Purchase Price.

(g) Satisfaction of Claims. Except for Losses indemnified under Section 11.2(f), for which the Buyer may elect in its sole discretion to be satisfied either from the Escrow Amount or directly by Seller, the indemnification obligations of Seller pursuant to this Article XI shall be satisfied, subject to the terms of this Agreement and the Escrow Agreement, first from the Escrow Amount and then directly by Seller.

(h) Release. Except as contemplated by the terms of this Agreement or any other agreement to be executed pursuant to the terms hereof, or any other ordinary course commercial agreements between the parties hereto or their respective Affiliates, Seller hereby waives, releases and discharges, from and after the Closing, to the fullest extent permitted under applicable Law, any and all rights, liabilities, claims and causes of action, howsoever arising, they may have against Buyer, its Affiliates (including the Company and the Company Subsidiaries) and their respective officers, directors, employees, agents, successors and assigns (as applicable) that arose during or relate to any period prior to the Closing.

ARTICLE XII - MISCELLANEOUS

12.1 Expenses.

Whether or not the transactions contemplated hereby are consummated, and except as otherwise provided in this Agreement, each of Seller and Buyer shall bear its own expenses incurred in connection with the negotiation and execution of this Agreement and each other agreement, document and instrument contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby.

12.2 Submission to Jurisdiction; Consent to Service of Process.

The parties hereto hereby irrevocably submit to the exclusive jurisdiction of any federal or state court located within the State of Delaware over any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby and each party hereby irrevocably agrees that all claims in respect of such dispute or any suit, action proceeding related thereto may be heard and determined in such courts. The parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

12.3 Entire Agreement; Amendments and Waivers.

This Agreement (including the Escrow Agreement, Transition Services Agreement, the Disclosure Schedules and Exhibits hereto), Seller Documents, Buyer Documents and the Confidentiality Agreement represent the entire understanding and agreement between the parties hereto with respect to the subject matter hereof. This Agreement can be amended, supplemented or changed, and any provision hereof can be waived, only by written agreement signed by all parties hereto. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

12.4 Certain Interpretive Matters.

Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:

(a) Calculation of Time Period. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

(b) Dollars. Any reference in this Agreement to “$” shall mean U.S. dollars.

(c) Exhibits/Schedules. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement.

(d) Headings. The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “Article” or “Section” are to the corresponding Article or Section of this Agreement unless otherwise specified.

(e) Usage. All pronouns and any variations thereof refer to the masculine, feminine or neuter, singular or plural, as the context may require. All terms defined in this Agreement in their singular or plural forms have correlative meanings when used in this Agreement in their plural or singular forms, respectively. Unless otherwise expressly provided, the words “include,” “includes” and “including” do not limit the preceding words or terms and shall be deemed to be followed by the words “without limitation”.

(f) No Drafting Presumptions. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and the other agreements contemplated hereby and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

12.5 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and performed in Delaware, without such jurisdiction’s conflicts of laws principles.

12.6 Attorney-Client Privilege; Retention of Counsel. The parties acknowledge that Greenberg Traurig, LLP (“Counsel”) has represented the Seller in connection with the negotiation and drafting of this Agreement and the transactions contemplated hereunder. Buyer agrees that any attorney-client privilege, attorney work-product protection, and expectation of client confidence attaching as a result of communications between Counsel and Seller in connection with these matters, and all information and documents covered by such privilege or protection, shall belong to and be controlled by Seller, and not the Company, from and after the Closing, and shall not pass to or be claimed or used by Buyer or, from and after the Closing, the Company; provided that the foregoing acknowledgement shall not extend to any communication not involving this Agreement or any other agreements or transactions contemplated thereby, or to communications with any Person other than the Seller. In no event will the Company or Buyer after the Closing object to Seller’s retention of Counsel in connection with this Agreement, including with respect to any disputes, disagreements or indemnification claims arising hereunder.

12.7 Notices.

All notices and other communications under this Agreement shall be in writing and shall be deemed given (a) when delivered personally by hand (with written confirmation of receipt), (b) when sent by facsimile (with written confirmation of transmission) or (c) one (1) Business Day following the day sent by overnight courier (with written confirmation of receipt), in each case at the following addresses and facsimile numbers (or to such other address or facsimile number as a party may have specified by notice given to the other party pursuant to this provision):

If to Seller, to:

UCG Holdings Limited Partnership

9737 Washingtonian Blvd, Suite 200

Gaithersburg, MD 20878

Facsimile: (301) 287-2761

Attn: Todd Foreman and Steve McVearry

With a copy to:

Greenberg Traurig, LLP

1750 Tysons Boulevard

Suite 1000

McLean, VA 22102

Facsimile: (703) 714-8359

Attn: Scott Meza

If to Buyer, to:

IHS Global Inc.

2 Grand Central Tower

140 East 45th Street

40th Floor

New York, NY 10018

Facsimile: (212) 850-8540

Attn: Stephen Green, Executive Vice President, Legal

With a copy to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10011

Facsimile: (212) 701-5800

Attn: Joseph Rinaldi and H. Oliver Smith

12.8 Severability.

If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any law or public policy, all other terms or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

12.9 Binding Effect; Assignment; Third Party Beneficiaries.

This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Except as set forth in Article XI, nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any person or entity not a party to this Agreement. No assignment of this Agreement or of any rights or obligations hereunder may be made by any party, directly or indirectly (by operation of Law or otherwise), without the prior written consent of the other parties hereto (which may be withheld in their sole discretion) and any attempted assignment without the required consents shall be void, except that Buyer may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to (i) one or more of its Affiliates at any time and (ii) on or after the Closing Date, to any Person. Notwithstanding the foregoing, no assignment of any obligations hereunder shall relieve the parties hereto of any such obligations.

12.10 Counterparts.

This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

12.11 Waiver of Jury Trial.

EACH PARTY HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY. Each party hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement, Seller Documents and Buyer Documents, as applicable, by, among other things, the mutual waivers and certifications in this Section 12.11.

12.12 Specific Performance.

The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the Parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.

12.13 Disclosure Schedules.

The Disclosure Schedules have been arranged for purposes of convenience only, in sections corresponding to the Sections of Article IV. Any exception or qualification set forth in the Disclosure Schedules with respect to a particular representation or warranty contained in Article IV of this Agreement shall be deemed to be an exception or qualification with respect to all other applicable representations and warranties contained in Article IV of this Agreement to which the relevance of such exception or qualification is reasonably apparent on its face to be applicable, whether or not such exception or qualification is so numbered. To the extent that any representation or warranty contained in Article IV of this Agreement is limited or qualified by the materiality of the matters to which the representation or warranty is given, the inclusion of any matter in the Disclosure Schedules does not constitute a determination by Seller that such matters are material. In addition, under no circumstances shall the disclosure of any matter in the Disclosure Schedules where a representation or warranty in Article IV of this Agreement is limited or qualified by the materiality of the matters to which the representation or warranty is given imply that any other undisclosed matter having a greater value or other significance is material.

12.14 No Recourse to Lenders.

Notwithstanding any provision of this Agreement, Seller agrees on its behalf and on behalf of the Company and their respective Subsidiaries and Affiliates that (i) none of the Buyer’s lenders or other debt financing sources nor their respective Affiliates, successors or assigns, nor their respective current, former or future officers, directors, employees, agents, representatives, stockholders, limited partners, managers, members or partners (collectively, the “Lender Related Parties”) shall have any liability or obligation (whether at law, in equity, in contract, in tort or otherwise) to Seller, Company and their respective Subsidiaries and Affiliates relating to or arising out of this Agreement or any of the transactions contemplated herein (including any financing thereof) and (ii) the Lender Related Parties are express third party beneficiaries of, and may enforce, any of the provisions set forth in this Section 12.14, and in Section 12.2 and Section 12.11, all of which shall be binding on all successors and assigns of the Seller; provided, however, the waivers of liability and obligation in clause (i) shall not apply with respect to any Legal Proceedings initiated or pursued by any Lender Related Parties.

** REMAINDER OF PAGE INTENTIONALLY LEFT BLANK **

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first written above.

UCG Holdings Limited Partnership

By:	United Communications Group, Inc.,
its General Partner

By:	/s/ Todd Foreman
	Name:	Todd Foreman
	Title:	Vice President

IHS GLOBAL INC.

By:	/s/ Stephen Green
	Name:	Stephen Green
	Title:	Executive Vice President

Signature Page To Membership Interest Purchase Agreement